     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 21, 1996

                                                 REGISTRATION NO. 33- _________
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549
                           ------------------------

                                   FORM S-2

                            REGISTRATION STATEMENT

                                     UNDER

                          THE SECURITIES ACT OF 1933
                           ------------------------

                        DELTA NATURAL GAS COMPANY, INC.

            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           KENTUCKY                                     61-0458329
  (STATE OR OTHER JURISDICTION               (IRS EMPLOYER IDENTIFICATION NO.)
OF INCORPORATION OR ORGANIZATION)

                3617 LEXINGTON ROAD, WINCHESTER, KENTUCKY 40391

                                (606) 744-6171

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                      ----------------------------------

                               GLENN R. JENNINGS

                     PRESIDENT AND CHIEF EXECUTIVE OFFICER

                        DELTA NATURAL GAS COMPANY, INC.

                3617 LEXINGTON ROAD, WINCHESTER, KENTUCKY 40391

                                (606) 744-6171

(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:

  RUTHEFORD B CAMPBELL, JR., ESQ.                 JOHN L. GILLIS, JR., ESQ.
     STOLL, KEENON & PARK, LLP             ARMSTRONG, TEASDALE, SCHLAFLY & DAVIS
  201 E. MAIN STREET, SUITE 1000                   ONE METROPOLITAN SQUARE
       LEXINGTON, KY 40507                           ST. LOUIS, MO 63102
         (606) 231-3000                                 (314) 621-5070

                          --------------------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                          --------------------------

    IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, CHECK THE FOLLOWING BOX. / /

    IF THE REGISTRANT ELECTS TO DELIVER ITS LATEST ANNUAL REPORT TO SECURITY HOLDERS, OR A COMPLETE AND LEGIBLE FACSIMILE THEREOF, PURSUANT TO ITEM 11(a)(1) OF THIS FORM, CHECK THE FOLLOWING BOX. / /

    IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(b) UNDER THE SECURITIES ACT, PLEASE CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. / /

    IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(c) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. / /

    IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434, PLEASE CHECK THE FOLLOWING BOX. / /
                          --------------------------

                                          CALCULATION OF REGISTRATION FEE

=======================================================================================================================
                                                               PROPOSED MAXIMUM
                                                                OFFERING PRICE   PROPOSED MAXIMUM
                                                  AMOUNT         PER SHARE OR       AGGREGATE
           TITLE OF EACH CLASS OF                  BEING             PER             OFFERING         AMOUNT OF
        SECURITIES TO BE REGISTERED             REGISTERED      DEBENTURE<F1>       PRICE<F1>      REGISTRATION FEE
- -----------------------------------------------------------------------------------------------------------------------
Common Stock, $1.00 par value...............    400,000<F2>         $15.75          $6,300,000          $2,173
    % Debentures, due 2026..................    $15,000,000          100%          $15,000,000          $5,172
=======================================================================================================================

<F1>Estimated solely for the purpose of calculating the registration fee. The per Share price is based on the average of the high and low prices of the Company's Common Stock as reported on the NASDAQ National Market System on June 17, 1996.
<F2>Includes 50,000 shares which may, at the option of the Underwriters, be purchased to cover over-allotments.

                          --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

===============================================================================

        CROSS REFERENCE SHEET PURSUANT TO ITEM 501(b) OF REGULATION S-K

             FORM S-2 ITEM NO. AND CAPTION                                CAPTION IN PROSPECTUS
             -----------------------------                                ---------------------

 1. Forepart of the Registration Statement and Outside
      Front Cover Page of Prospectus................... Facing Page of Registration Statement; Cover Page of
                                                         Prospectus

 2. Inside Front and Outside Back Cover Pages of
      Prospectus....................................... Inside Front Cover Page and Outside Back Cover Page of
                                                         Prospectus

 3. Summary Information, Risk Factors and Ratio of
      Earnings to Fixed Charges........................ Prospectus Summary; The Company; Selected Consolidated
                                                         Financial Information

 4. Use of Proceeds.................................... Use of Proceeds and Capital Expenditures

 5. Determination of Offering Price.................... Not Applicable

 6. Dilution........................................... Not Applicable

 7. Selling Security Holders........................... Not Applicable

 8. Plan of Distribution............................... Outside Front Cover Page; Underwriting

 9. Description of Securities to be Registered......... Outside Front Cover Page; Prospectus Summary; Description of
                                                         Common Stock; Description of Debentures

10. Interests of Named Experts and Counsel............. Legal Opinions

11. Information with Respect to the Registrant......... Outside Front Cover Page; Prospectus Summary;
                                                         The Company; System Map; Price Range
                                                         of Common Stock and Dividends; Consolidated
                                                         Capitalization; Selected Consolidated Financial
                                                         Information; Management's Discussion and Analysis of
                                                         Financial Condition and Results of Operations; Business;
                                                         Consolidated Financial Statements

12. Incorporation of Certain Information by
     Reference......................................... Inside Front Cover Page

13. Disclosure of Commission Position on
      Indemnification for Securities Act Liabilities... Not Applicable

                  SUBJECT TO COMPLETION, DATED JUNE 21, 1996

********************************************************************************
*INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         *
*REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE * *SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY * *OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES*
*EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE       *
*SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE          *
*SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE * *UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF *
*ANY SUCH STATE.                                                               *
********************************************************************************


PROSPECTUS
                        DELTA NATURAL GAS COMPANY, INC.
                        350,000 SHARES OF COMMON STOCK
  DELTA             $15,000,000      % DEBENTURES DUE 2026

    The Common Stock of Delta Natural Gas Company, Inc. (``Delta'' or the ``Company'') is traded on the NASDAQ National Market System (``NASDAQ/NMS'') under the trading symbol ``DGAS''. On June 17, 1996, the last reported sale price of the Common Stock on the NASDAQ/NMS was $15.75 per share.

    The     % Debentures due 2026 (the ``Debentures'') will be issued in the form of one global security (the ``Global Security'') registered in the name of the nominee of The Depository Trust Company (the ``Depository''), and such nominee will be the sole holder of the Debentures. An owner of an interest in the Debentures (``Beneficial Owner'') will not be entitled to the delivery of a definitive security except in limited circumstances. A Beneficial Owner's interest in the Global Security will be recorded on and transfers will be effected only through records maintained by the Depository and its participants. See ``Description of Debentures''.

    Interest on the Debentures is payable semi-annually on February 1 and August 1 of each year, commencing on February 1, 1997. At the option of any deceased Beneficial Owner's Representative (as defined below), interests in the Debentures are redeemable at 100% of their principal amount, plus accrued interest, at any time, subject to the maximum principal amounts of $25,000 per deceased Beneficial Owner and $500,000 in the aggregate for all deceased Beneficial Owners during the initial period ending August 1, 1997 and during each twelve-month period thereafter, within 60 days after presentment to the Depository of a satisfactory request for redemption by a deceased Beneficial Owner's Representative. Otherwise, neither the Company nor a Beneficial Owner can require redemption of the Debentures until August 1, 2001, although the Company may, but is not required to, redeem interests in the Debentures tendered in excess of the above limitations. On or after August 1, 2001, however, interests in the Debentures will be redeemable, in whole or in part, at the option of the Company at declining premiums. The Debentures will be unsecured obligations of the Company payable out of the Company's general operating funds, and no mandatory sinking fund will exist to provide for the repayment of the indebtedness represented by the Debentures. See ``Description of Debentures''.

    There is no market for the Debentures, and no assurance can be given that one will develop.

                          --------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR
     ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                 CRIMINAL OFFENSE.

==================================================================================================================
                                                                              UNDERWRITING
                                                           PRICE TO           DISCOUNT AND         PROCEEDS TO
                                                            PUBLIC           COMMISSIONS<F1>       COMPANY<F2>
- ------------------------------------------------------------------------------------------------------------------
Per Share...........................................      $                    $                    $
  Total Common Stock<F3>............................      $                    $                    $
- ------------------------------------------------------------------------------------------------------------------
Per Debenture.......................................          %                    %                    %
  Total Debentures..................................      $                    $                    $
- ------------------------------------------------------------------------------------------------------------------
    Total Offering..................................      $                    $                    $
==================================================================================================================

<F1> The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See ``Underwriting''.

<F2> Before deduction of expenses payable by the Company estimated at $75,000.

<F3> The Company has granted to the Underwriters a 30-day option to purchase up to an aggregate of 50,000 additional shares, on the same terms and conditions, to cover over-allotments, if any. If such option is exercised in full, the Total Common Stock Price to Public, Underwriting Discount and Commissions and Proceeds to Company will be $ ---------------, $----------- and $---------------, respectively, and the Total Offering Price to Public, Underwriting Discount and Commissions and Proceeds to Company will be $---------------, $--------------- and $---------------, respectively. See
     ``Underwriting''.

                      ----------------------------------

     The shares of Common Stock and the Debentures are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, subject to their right to reject any order in whole or in part and subject to certain other conditions. It is expected that the certificates for the shares of Common Stock will be available for delivery on or about -------------, 1996. The Debentures will bear interest from the date of delivery of the Global Security to the Underwriters, which is expected to be on or about -------------, 1996.

EDWARD D. JONES & CO.

                              J.J.B. HILLIARD, W.L. LYONS, INC.

                                                               THE OHIO COMPANY

                THE DATE OF THIS PROSPECTUS IS -------------, 1996.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the ``Commission'') a Registration Statement on Form S-2 with respect to the securities offered hereby (herein, together with all amendments and exhibits, referred to as the ``Registration Statement'') under the Securities Act of 1933, as amended (the ``Act''). This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the Rules and Regulations of the Commission. For further information pertaining to these securities and the Company, reference is made to the Registration Statement.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the ``Exchange Act''), and in accordance therewith files reports, proxy statements and other information with the Commission. Reports, proxy and information statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, 75 Park Place, New York, New York 10007; and Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, which have heretofore been filed by the Company with the Commission pursuant to the Exchange Act, are incorporated by reference into this Prospectus and shall be deemed to be a part hereof as of their respective dates:

    1. The annual report of the Company on Form 10-K for the fiscal year ended June 30, 1995.

    2. The quarterly reports of the Company on Form 10-Q for the fiscal quarters ended September 30, 1995, December 31, 1995 and March 31, 1996.

    Any statement contained in a document incorporated by reference herein or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which is deemed to be incorporated herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all documents incorporated by reference into this Prospectus (without exhibits other than exhibits specifically incorporated by reference into such documents). Requests should be directed to: John F. Hall, Vice President - Finance, Secretary and Treasurer, Delta Natural Gas Company, Inc., 3617 Lexington Road, Winchester, Kentucky 40391, telephone number (606) 744-6171, Fax number (606) 744-6552.

                          --------------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OR THE DEBENTURES OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING THE UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE ``UNDERWRITING''.

                              PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information and consolidated financial statements (and notes thereto) contained elsewhere in this Prospectus and in the documents incorporated herein by reference. Unless otherwise indicated, all information in this Prospectus assumes that the over-allotment option granted to the Underwriters by the Company is not exercised.

                                  THE COMPANY

    Delta Natural Gas Company, Inc. (``Delta'' or the ``Company''), a regulated public utility organized in 1949, is engaged in the distribution and transmission of natural gas to approximately 36,000 residential, commercial and industrial customers in central and southeastern Kentucky. The Company also owns and operates underground storage facilities and certain oil and gas production properties and transports gas for others.

    The Company plans to continue its efforts to increase its retail customer base through continued expansion within its existing service areas and will continue to consider acquisitions of other gas systems. The Company also anticipates continuing activity in the gas storage, production and transportation areas and plans to pursue and increase these activities whenever practicable.

                                 THE OFFERING

COMMON STOCK

Common Stock Offered...................  350,000 shares

Common Stock to be Outstanding
  After Offering.......................  2,249,360<F1>

NASDAQ/NMS Symbol......................  DGAS

Latest 52-Week Range of Sales Prices
  (through June 17, 1996)..............  $18 1/4 to $15 1/2

Annualized Dividend Rate...............  $1.12 per share<F2>

DEBENTURES

Debentures Offered.....................  $15,000,000 in aggregate principal amount

Maturity...............................  August 1, 2026

Interest...............................  -----% payable, semi-annually on each February 1 and August 1, commencing February 1, 1997

Beneficial Owner's Redemption
  Privilege............................  At the option of any deceased Beneficial Owner's Representative, interests in the Debentures are redeemable at 100% of their principal amount, plus accrued interest, subject to the maximum principal amounts of $25,000 per deceased Beneficial Owner and
                                           $500,000 in the aggregate for all deceased Beneficial Owners during the initial period ending August 1, 1997 and during each twelve-month period thereafter. See ``Description of
                                           Debentures--Limited Right of Redemption Upon Death of Beneficial
                                           Owner''.

- --------

<F1> Excludes shares issued after June 15, 1996 pursuant to the Company's
     Dividend Reinvestment Plan and Stock Purchase Plan (the ``Reinvestment Plan'') and the Company's Employee Stock Purchase Plan. Pursuant to the Company's Reinvestment Plan, the Company registered 200,000 shares of its common stock, and as of March 31, 1996, there were 162,420 shares still available for issue.

<F2> Based on the quarterly dividend of $.28 per share. See ``Price Range of
     Common Stock and Dividends''.

                                       3



Company's Redemption Privilege.........  In whole or in part, upon not less than 30 days notice, on or after
                                           August 1, 2001, at a premium declining from 105%, plus accrued interest. See ``Description of Debentures--Redemption at the
                                           Option of the Company''.

USE OF PROCEEDS........................  To reduce short-term notes payable and for working capital and general corporate purposes.

                                             SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                                                      FOR THE TWELVE        FOR THE FISCAL YEARS ENDED JUNE 30,
                                                                       MONTHS ENDED     --------------------------------------------
                                                                      MARCH 31, 1996        1995            1994            1993
                                                                      --------------    ------------    ------------    ------------

INCOME DATA:

    Operating Revenues.............................................    $  34,380,315    $ 31,844,339    $ 34,846,941    $ 31,221,410

    Operating Income...............................................        5,241,459       4,255,088       4,850,673       4,791,816

    Net Income.....................................................        2,680,551       1,917,735       2,671,001       2,620,664

    Earnings per Common Share......................................             1.43            1.04            1.50            1.60

    Dividends Declared per Common Share............................             1.12            1.12           1.105           1.085

                                                                                     MARCH 31, 1996
                                                                    -------------------------------------------------
                                                                            ACTUAL                AS ADJUSTED<F1>
                                                                    ----------------------     ----------------------

CAPITALIZATION:

    Long-Term Debt (Including Current Portion)..................    $ 26,039,850     52.1%     $ 41,039,850     58.0%

    Common Shareholders' Equity.................................      23,986,407     47.9        29,668,656     42.0
                                                                    ------------    ------     ------------    ------

        Total Capitalization....................................    $ 50,026,257    100.0%     $ 70,708,506    100.0%
                                                                    ============    ======     ============    ======

SHORT-TERM NOTES PAYABLE........................................    $ 15,460,000               $        --
                                                                    ============               ============

                                                                       FOR THE TWELVE     FOR THE FISCAL YEARS ENDED JUNE 30,
                                                                     MONTHS ENDED MARCH   -----------------------------------
                                                                          31, 1996          1995         1994         1993
                                                                     -------------------  ---------    ---------    ---------

RATIO OF EARNINGS TO FIXED CHARGES<F2>:

    Actual.........................................................         2.62x            2.24x        2.89x       2.88x

    Pro Forma<F1>..................................................         2.12x

- --------

<F1>Adjusted to reflect the sale of the Common Stock (at an assumed price of
    $17 per share) and the issuance of the Debentures (at an assumed interest rate of 8%) offered hereby and the application of the estimated net proceeds of $20,007,250 therefrom. The estimated issuance expenses and the underwriting discounts on the Debentures, a total of approximately $675,000, are not reflected in the As Adjusted columns. See ``Use of Proceeds and Capital Expenditures''.

<F2>The ratio of earnings to fixed charges represents the number of times that fixed charges are covered by earnings. Earnings for the calculation consists of net income before income taxes and fixed charges. Fixed charges consist of interest expense and amortization of debt expense.

                                  THE COMPANY

    Delta is engaged primarily in the distribution, transmission and storage of natural gas with its facilities which are located in 17 counties in central and southeastern Kentucky. Delta serves approximately 36,000 residential, commercial, industrial and transportation customers and makes transportation deliveries to several interconnected pipelines.

    Unless the context requires otherwise, references to Delta include Delta's wholly-owned subsidiaries, Delta Resources, Inc. (``Resources''), Delgasco, Inc. (``Delgasco''), Deltran, Inc. (``Deltran'') and Enpro, Inc. (``Enpro''). Resources buys gas and resells it to industrial customers on Delta's system and to Delta for system supply. Delgasco buys gas and resells it to Resources and to customers not on Delta's system. Deltran operates an underground natural gas storage field that it leases from Delta. Enpro owns and operates existing production properties and undeveloped acreage. Delta and its subsidiaries are under common executive management.

    Delta was incorporated under Kentucky law in 1949. Its principal executive offices are located at 3617 Lexington Road, Winchester, Kentucky 40391. Its telephone number is (606) 744-6171, and its Fax number is (606) 744-6552.

                                  SYSTEM MAP

                                     [MAP]

    APPEARING AT THIS POINT IS A MAP DISPLAYING DELTA'S SYSTEM. THE MAP IS AN OUTLINE OF THE STATE OF KENTUCKY WITH SYMBOLS INDICATING THE LOCATION OF DELTA'S CORPORATE OFFICE, BRANCH OFFICES, COMMUNITIES SERVED, STORAGE FACILITIES AND TRANSMISSION LINES. THE MAP ALSO INDICATES THE LOCATION OF THE MAJOR INTERSTATE SUPPLY LINES FROM WHICH DELTA RECEIVES A PORTION OF ITS SUPPLY.

              SPECIAL FACTORS AFFECTING THE GAS UTILITY INDUSTRY

    The natural gas industry is subject to numerous regulations and uncertainties, many of which affect the Company in varying degrees. Industry issues which have affected or may affect the Company from time to time include the following: uncertainty in achieving an adequate return on invested capital due to inflation; difficulty in obtaining rate increases from regulatory authorities in adequate amounts and on a timely basis; attrition in earnings produced by the combination of increasing expenses and the costs of new capital which may exceed allowed rates of return; the availability of pipeline transportation capacity necessary to secure supplies of gas; volatility in the price of natural gas; competition with alternative sources of energy; competition with other gas sources for industrial customers, including bypass of the Company's facilities; increasing energy conservation by customers; fluctuations in demand attributable to weather; new business and operational requirements for gas supply resulting from changes in federal regulation of interstate pipelines; increases in construction and operating costs; environmental regulations; and uncertainty in the projected rate of growth of customers' energy requirements.

                   USE OF PROCEEDS AND CAPITAL EXPENDITURES

    The net proceeds to Delta from the sale of the Common Stock and Debentures, estimated at $20,007,250 ($20,819,000 if the Underwriters' over-allotment option is exercised in full), will be used to reduce short-term notes payable, which at June 17, 1996 were $16,275,000. Proceeds remaining, if any, after eliminating short-term notes payable will be used for working capital and general corporate purposes.

    The short-term notes payable were incurred pursuant to Delta's bank credit line under a $20,000,000 revolving credit loan agreement that expires November 15, 1996 and bears interest based, at the option of the Company, on either the daily prime rate or certain certificate of deposit rates, which interest rate as of June 17, 1996 was 6.285%.

    Delta's short-term notes payable were incurred to provide funds for general operating expenses and capital expenditures. The capital expenditures were made primarily for replacement and upgrading of existing facilities, system extensions, and acquisition and development of an underground storage field. Delta's capital expenditures were approximately $8,123,000, $7,375,000 and $6,290,000 in fiscal years 1995, 1994 and 1993, respectively. Delta estimates capital expenditures for fiscal 1996 at approximately $12,400,000. Capital expenditures for fiscal 1997 are estimated at approximately $16,400,000 and will be primarily used for continued development of underground storage, system extensions, and the replacement and improvement of existing facilities.

    Capital expenditures are financed through internally generated funds and short-term borrowings. Such borrowings are replaced from time to time with long-term debt and equity financings, the amount and types of which depend upon the Company's capital needs and market conditions.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

    Delta has paid cash dividends on its Common Stock each year since 1964. While it is the intention of the Board of Directors to continue to declare dividends on a quarterly basis, the frequency and amount of future dividends will depend upon the Company's earnings, financial requirements and other relevant factors, including limitations imposed by the indenture for the Debentures. See ``Description of Common Stock''. There were 2,283 record holders of Delta's common stock as of June 1, 1996.

    Delta's common stock is traded in the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market System. The accompanying table reflects the high and low sales prices during each quarter as reported by NASDAQ and the quarterly dividends declared per share.

                                                                        RANGE OF STOCK            DIVIDENDS
                                                                          PRICES ($)            PER SHARE ($)
                                                                ------------------------------  --------------
QUARTER                                                              HIGH            LOW
- -------                                                         --------------  --------------

FISCAL 1994

    First.....................................................      22 1/4          18 3/4           .275

    Second....................................................      23 1/2          21               .275

    Third.....................................................      21 3/4          19               .275

    Fourth....................................................      20 1/2          17 1/4           .28

FISCAL 1995

    First.....................................................      20              17 1/2           .28

    Second....................................................      18              15 3/4           .28

    Third.....................................................      18 3/4          16               .28

    Fourth....................................................      18 1/2          16 3/4           .28

FISCAL 1996

    First.....................................................      17 1/4          15 3/4           .28

    Second....................................................      18 1/4          15 1/2           .28

    Third.....................................................      18              16               .28

    Fourth (through June 17, 1996)............................      17 1/4          15 3/4           .28

                          CONSOLIDATED CAPITALIZATION

    The following table sets forth the consolidated capitalization and short-term notes payable of the Company as of March 31, 1996 and as adjusted to reflect the sale of the Common Stock and the issuance of the Debentures offered hereby and the application of the estimated net proceeds of $20,007,250 as described in ``Use of Proceeds and Capital Expenditures''. This table should be read in conjunction with the Company's consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.

                                                                            ACTUAL                   AS ADJUSTED<F1><F2>
                                                                    ----------------------          ----------------------

LONG-TERM DEBT (INCLUDING CURRENT PORTION):

    9% Debentures, due 2011...................................      $10,000,000                     $10,000,000

    6 5/8% Debentures, due 2023...............................       14,092,000                      14,092,000

    ------% Debentures, due 2026..............................              --                       15,000,000

    Other Long-Term Debt......................................        1,947,850                       1,947,850
                                                                    -----------                     -----------

      Total Long-Term debt....................................      $26,039,850     52.1%           $41,039,850     58.0%
                                                                    -----------                     -----------

COMMON SHAREHOLDERS' EQUITY:

    Common shares, par value $1 per share

        Authorized--6,000,000 shares
          outstanding--1,894,951 shares; and as adjusted
          2,244,951 shares....................................      $ 1,894,951                     $ 2,244,951

    Premium on common shares..................................       20,439,323                      26,039,322

    Capital stock expense.....................................       (1,604,792)                     (1,872,542)

    Retained earnings.........................................        3,256,925                       3,256,925
                                                                    -----------                     -----------

    Total common shareholders' equity.........................      $23,986,407     47.9%           $29,668,656     42.0%
                                                                    -----------    -----            -----------    -----

    Total capitalization......................................      $50,026,257    100.0%           $70,708,506    100.0%
                                                                    ===========    =====            ===========    =====

SHORT-TERM NOTES PAYABLE......................................      $15,460,000                     $       --
                                                                    ===========                     ===========

- --------

<F1> Assumes the Underwriter's over-allotment option is not exercised.

<F2> The estimated issuance expenses and the underwriting discounts on the
     Debentures, a total of approximately $675,000, are not reflected in the As Adjusted columns.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

    The following table sets forth certain selected consolidated financial information of the Company and the ratio of earnings to fixed charges as of March 31, 1996 and for the twelve months then ended and as of and for each of the five years ended June 30, 1995. The selected consolidated financial information is qualified by reference to the consolidated financial statements and other information and data set forth elsewhere in the Prospectus.

                                               AS OF OR
                                               FOR THE
                                                TWELVE
                                                MONTHS
                                                ENDED                     AS OF OR FOR THE FISCAL YEARS ENDED JUNE 30,
                                               MARCH 31,     ----------------------------------------------------------------------
                                                 1996           1995         1994<Fa>         1993           1992           1991
                                              ----------     ----------     ----------     ----------     ----------     ----------
SUMMARY OF OPERATIONS ($)
    Operating revenues....................    34,380,315     31,844,339     34,846,941     31,221,410     29,200,834     26,778,255
    Operating income......................     5,241,459      4,255,088      4,850,673      4,791,816      4,586,323      3,039,045
    Net income............................     2,680,551      1,917,735      2,671,001      2,620,664      2,453,813      1,162,582
    Earnings per common
      share...............................          1.43           1.04           1.50           1.60           1.52           0.73
    Dividends declared per common share...          1.12           1.12          1.105          1.085           1.08           1.08

AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING.............................     1,877,207      1,850,986      1,775,068      1,635,945      1,612,437      1,586,235

TOTAL ASSETS ($)..........................    80,268,969     65,948,716     61,932,480     55,129,912     50,478,014     47,816,330

CAPITALIZATION ($)
    Common shareholders' equity...........    23,986,407     22,511,513     22,164,791     17,501,045     16,227,158     15,147,551
    Long-Term debt........................    24,976,650     23,702,200     24,500,000     19,596,401     20,187,826     21,473,431
                                              ----------     ----------     ----------     ----------     ----------     ----------
    Total capitalization..................    48,963,057     46,213,713     46,664,791     37,097,446     36,414,984     36,620,982
                                              ==========     ==========     ==========     ==========     ==========     ==========
SHORT-TERM DEBT ($)<Fb>...................    16,523,200      6,732,700      3,205,000      7,729,000      4,029,000      2,616,000

OTHER ITEMS ($)
    Capital expenditures..................    11,327,477      8,122,838      7,374,747      6,289,508      5,074,483      5,213,319
    Gross plant...........................    95,017,635     84,944,969     77,882,135     71,187,860     66,032,217     61,757,666

RATIO OF EARNINGS TO FIXED CHARGES<Fc>
    Actual................................          2.62x          2.24x          2.89x          2.88x          2.80x          1.88x
    Pro Forma<Fd>.........................          2.12x

- --------

<Fa> During October 1993, $15,000,000 of debentures and 170,000 shares of
     Common Stock were sold, and the proceeds were used to repay short-term debt and to refinance certain long-term debt.

<Fb> Includes current portion of long-term debt.

<Fc> The ratio of earnings to fixed charges represents the number of times that fixed charges are covered by earnings. Earnings for the calculation consist of net income before income taxes and fixed charges. Fixed charges consist of interest expense and amortization of debt expense.

<Fd> As adjusted to reflect the sale of the Common Stock (at an assumed offering price of $17 per share) and the issuance of the Debentures (at an assumed interest rate of 8%) offered hereby and the application of the net proceeds therefrom.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

        FOR COMPLETE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY,
                          SEE PAGES F-1 THROUGH F-11.

OVERVIEW

    The Company's utility operations are subject to regulation by the Public Service Commission of Kentucky (``PSC''), which plays a significant role in determining the Company's return on equity. The PSC approves rates that are intended to permit a specified rate of return on investment. The Company's rate tariffs allow the cost of gas to be passed through to customers. See ``Business--Regulatory Matters''.

    The Company's business is temperature-sensitive. Accordingly, the Company's operating results in any given period reflect, in addition to other factors, the impact of weather, with colder temperatures resulting in increased sales by the Company. The Company anticipates that this sensitivity to seasonal and weather conditions will continue to be reflected in the Company's operating results in future periods.

LIQUIDITY AND CAPITAL RESOURCES

    Because of the seasonal nature of Delta's sales, the smallest proportion of cash generated from operations is received during the warmer months when sales volumes decrease considerably. Additionally, most construction activity takes place during the non-heating season because of more favorable weather conditions. During the warmer, non-heating months, therefore, cash needs for operations and construction are partially met through short-term borrowings.

    Capital expenditures for Delta for fiscal 1996 are expected to be approximately $12,400,000, of which approximately $9,000,000 was expended during the nine months ended March 31, 1996. Delta generates internally only a portion of the cash necessary for its capital expenditure requirements and finances the balance of its capital expenditures on an interim basis through the use of its borrowing capability under its short-term line of credit. The current available line of credit is $20,000,000, of which approximately $15,500,000 was borrowed at March 31, 1996. The line of credit, which is with Bank One, Kentucky, NA, expires during November, 1996. These short-term borrowings are periodically repaid with the net proceeds from the sale of long-term debt and equity securities, as was done in October, 1993, when the net proceeds of approximately $17,800,000 from the sale of $15,000,000 of debentures and 170,000 shares of Common Stock were used to repay short-term debt and to refinance certain long-term debt.

    The primary sources and uses of cash for the twelve months ended March 31, 1996 and the fiscal years ended June 30, 1995, 1994 and 1993 are summarized below:

                                                                          TWELVE
                                                                          MONTHS                    FISCAL YEARS ENDED
                                                                           ENDED        -------------------------------------------
                                                                         MARCH 31,       JUNE 30,        JUNE 30,        JUNE 30,
                           SOURCES (USES)                                  1996            1995            1994            1993
                           --------------                               -----------     -----------     -----------     -----------

Provided by operating activities.....................................   $ 2,476,619     $ 6,943,183     $ 6,172,019     $ 4,567,023

Used in investing activities.........................................   (11,327,477)     (8,122,838)     (7,374,747)     (6,289,508)

Provided by financing activities.....................................     8,781,920       1,158,887       1,144,396       1,761,798
                                                                        -----------     -----------     -----------     -----------

Net increase (decrease) in cash and cash equivalents.................   $   (68,938)    $   (20,768)    $   (58,332)    $    39,313
                                                                        ===========     ===========     ===========     ===========

    Cash provided by operating activities consists of net income and noncash items including depreciation, depletion, amortization and deferred income taxes. Additionally, changes in working capital are also included in cash provided by operating activities. The Company expects that internally generated cash, coupled with seasonal short-term borrowings, will continue to be sufficient to satisfy its operating, normal capital expenditure and dividend requirements.

RESULTS OF OPERATIONS

  OPERATING REVENUES

    The increase in operating revenues for the twelve months ended March 31, 1996 of approximately $2,536,000 was due primarily to an increase in retail sales volumes of approximately 662,000 thousand cubic feet ( Mcf) as a result of the colder winter weather in 1996. Billed degree days were approximately 105% of the normal (thirty-year average) degree days for the twelve months ended March 31, 1996 as compared with approximately 89% for fiscal 1995. In addition, on-system transportation volumes for the twelve months ended March 31, 1996 increased approximately 116,000 Mcf. These increases were partially offset by decreases in the cost of gas purchased that were reflected in rates billed to customers through Delta's gas cost recovery clause and by a decrease in off-system transportation volumes of approximately 266,000 Mcf due primarily to reduced deliveries from local producers.

    The decrease in operating revenues for fiscal 1995 of approximately $3,003,000 was due primarily to a decrease in retail sales volumes of approximately 609,000 Mcf as a result of the warmer winter weather in 1995 (approximately 89% of thirty year average weather compared to approximately 106% for 1994) and an approximate $162,000 (545,000 Mcf) decrease in off-system transportation due to reduced deliveries from some local production. The decrease was partially offset by an increase in on-system transportation of approximately $278,000 due to a 204,000 Mcf increase in volumes transported and by an increase in customers served of approximately 1,100, or 3.5%.

    The increase in operating revenues for 1994 of approximately $3,626,000 was due primarily to an increase in retail sales volumes of approximately 343,000 Mcf as a result of the colder winter weather in 1994 (approximately 106% of thirty year average weather compared to approximately 99% for 1993) and an increase in customers served of approximately 800, or 2.5%. The increase in operating revenues was partially offset by an approximate $213,000 decrease in transportation revenues for off-system customers resulting from decreased volumes of approximately 671,000 Mcf due primarily to reduced volumes shipped by others on a leased pipeline and due to certain producers who shipped gas into markets that did not require the use of Delta's system.

  OPERATING EXPENSES

    The decrease in purchased gas expense of approximately $1,753,000 for fiscal 1995 was due primarily to the decreased retail sales volumes.

    The increase in purchased gas expense of approximately $3,016,000 for fiscal 1994 was due primarily to increases in the cost of gas purchased for retail sales and to an increase in retail sales volumes.

    The decrease in operation and maintenance expenses during fiscal 1995 of approximately $380,000 was due primarily to decreases in payroll and related benefit costs.

    The increases in depreciation expense during the twelve months ended March 31, 1996, fiscal 1995 and fiscal 1994 of approximately $199,000, $206,000 and $145,000, respectively, were due primarily to additional depreciable plant.

    The increases in taxes other than income taxes during the twelve months ended March 31, 1996 and fiscal 1994 of approximately $107,000 and $78,000, respectively, were primarily due to increased property taxes that resulted from increased plant and to increased payroll taxes that resulted from increased wages.

    Changes in income taxes of approximately $461,000 and $467,000 for the twelve months ended March 31, 1996 and fiscal 1995, respectively, were primarily due to changes in net income. The Omnibus Budget Reconciliation Act of 1993 did not result in additional income taxes for Delta. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109 ``Accounting for Income Taxes'', effective on July 1, 1993, as required. SFAS No. 109 adopts the liability method of accounting for income taxes, requiring deferred income tax assets and liabilities to be computed using tax rates that will be in effect when the book and tax temporary differences reverse. For regulated companies, the change in tax rates applied to accumulated deferred income taxes may not be immediately recognized in operating results because of ratemaking treatment. A regulatory liability has been established to recognize the future revenue requirement impact from these deferred taxes. As a result, the adoption of SFAS No. 109 did not have a material impact on the results of operations or financial position of the Company.

  INTEREST CHARGES

    The increases in other interest charges for the twelve months ended March 31, 1996 and fiscal 1995 of approximately $219,000 and $176,000, respectively, were due primarily to increased average short-term borrowings and increased average interest rates.

                                   BUSINESS

SUMMARY OF BUSINESS DEVELOPMENT

    In 1951, Delta established its first retail gas distribution system, which provided service to approximately 300 customers in Owingsville and Frenchburg, Kentucky. As a result of acquisitions, as well as expansions of its customer base within its existing service areas, Delta currently provides retail gas distribution service for approximately 36,000 customers in central and southeastern Kentucky and, additionally, provides transportation service to industrial customers and interconnected pipelines located in the area.

    Recently, Delta acquired leases for the storage of natural gas under approximately 8,000 acres in Bell County, Kentucky and is currently developing the property as an underground natural gas storage facility. This storage field should permit Delta to purchase and store gas when prices are less expensive and withdraw and sell the gas during the peak usage winter months.

DISTRIBUTION AND TRANSMISSION OF NATURAL GAS

    The Company purchases and produces gas for distribution to its retail customers and also provides transportation service to industrial customers and inter-connected pipelines with its facilities that are located in 17 predominantly rural counties in central and southeastern Kentucky. The economy of Delta's service area is based principally on coal mining, farming and light industry. The communities in Delta's service area typically contain populations of less than 20,000. The four largest service areas are Corbin, Nicholasville, Middlesboro and Berea, where Delta serves approximately 6,300, 6,200, 3,800 and 3,800 customers, respectively.

    Several communities served by Delta continue to expand, resulting in growth opportunities for the Company. Industrial parks have been developed in certain areas and have resulted in new industrial customers, some of whom are on-system transportation customers. As a result of this growth, Delta's total customer count increased by 2.5% for the twelve months ended March 31, 1996.

    Currently, over 99% of Delta's customers are residential and commercial. Delta's remaining, light industrial customers purchased approximately 6% of the total volume of gas sold by Delta at retail during the twelve months ended March 31, 1996.

    The Company's revenues are affected by various factors, including rates billed to customers, the cost of natural gas, economic conditions in the areas that the Company serves, weather conditions and competition. Delta competes for customers and sales with alternative sources of energy, including electricity, coal, oil, propane and wood. The Company's marketing subsidiaries, which purchase gas and resell it to various industrial customers and others, also compete for customers with producers and marketers of natural gas. Gas costs, which the Company is generally able to pass through to customers, may cause customers to conserve, or, in the case of industrial customers, to use alternative energy sources. Also, the potential bypass of Delta's system by industrial customers and others is a competitive concern that Delta has addressed and will continue to address as the need arises.

    Delta's retail sales are seasonal and temperature-sensitive, as the majority of the gas sold by Delta is used for heating. This seasonality impacts Delta's liquidity position and its management of its working capital requirements during each twelve month period, and changes in the average temperature during the winter months impacts its revenues year-to-year (see ``Management's Discussion and Analysis of Financial Condition and Results of Operations").

    Retail gas sales for the twelve months ended March 31, 1996 were approximately 4,386,000 Mcf, generating approximately $26,027,000 in revenues, as compared to approximately 3,724,000 Mcf and approximately $24,693,000 in revenues for fiscal 1995. Heating degree days billed during the twelve months ended March 31, 1996 were approximately 105% of the thirty year average as compared with approximately 89% in fiscal 1995. Principally as a result of this colder weather, sales volumes increased by 662,000 Mcf, or 17.8%, for the twelve months ended March 31, 1996 as compared to fiscal 1995.

    Delta's transportation of natural gas during the twelve months ended March 31, 1996 generated revenues of approximately $3,243,000 as compared with approximately $3,049,000 during fiscal 1995. Of the total transportation for the twelve months ended March 31, 1996, approximately $2,830,000 (2,506,000
Mcf) and $413,000 (1,186,000 Mcf)
were earned for transportation for on-system and off-system customers, respectively. Of the total transportation for fiscal 1995, approximately $2,588,000 (2,390,000 Mcf) and $461,000 (1,452,000 Mcf) were earned for transportation for on-system and off-system customers, respectively.

    As an active participant in many areas of the natural gas industry, Delta plans to continue its efforts to expand its gas distribution system. Delta continues to consider acquisitions of other gas systems, some of which are contiguous to its existing service areas, as well as expansion within its existing service areas. The Company also anticipates continuing activity in gas production and transportation and plans to pursue and increase these activities wherever practicable. The Company will continue to consider the construction or acquisition of additional transmission, storage and gathering facilities to provide for increased transportation, enhanced supply and system flexibility.

OPERATING STATISTICS

    Set forth in the following table is information indicative of the general development of Delta's business during the periods indicated.

                                                      FOR THE
                                                      TWELVE
                                                      MONTHS
                                                       ENDED               FOR THE FISCAL YEARS ENDED JUNE 30,
                                                     MARCH 31,     ---------------------------------------------------
                                                       1996         1995       1994       1993       1992       1991
                                                     ---------     -------    -------    -------    -------    -------
RETAIL CUSTOMERS SERVED, END OF PERIOD
    Residential...................................      31,018      29,029     27,939     27,293     26,488     25,698
    Commercial....................................       4,885       4,287      4,242      4,093      4,035      4,168
    Industrial....................................          73          72         76         75         66         71
                                                     ---------     -------    -------    -------    -------    -------
        Total.....................................      35,976      33,388     32,257     31,461     30,589     29,937
                                                     ---------     -------    -------    -------    -------    -------
OPERATING REVENUES ($000)
    Residential sales.............................      15,532      14,772     16,597     14,578     13,945     12,453
    Commercial sales..............................       9,163       8,673      9,663      8,269      7,651      6,294
    Industrial sales..............................       1,332       1,248      1,671      1,383      1,188      1,299
    On-system transportation......................       2,830       2,588      2,310      2,451      2,348      2,351
    Off-system transportation.....................         413         461        623        836      1,342      1,377
    Subsidiary sales..............................       4,972       3,959      3,755      3,532      2,580      2,873
    Other.........................................         138         143        228        172        147        131
                                                     ---------     -------    -------    -------    -------    -------
        Total.....................................      34,380      31,844     34,847     31,221     29,201     26,778
                                                     ---------     -------    -------    -------    -------    -------
SYSTEM THROUGHPUT (MILLION CU. FT.)
    Residential sales.............................       2,560       2,173      2,511      2,341      2,202      2,049
    Commercial sales..............................       1,564       1,328      1,506      1,368      1,235      1,115
    Industrial sales..............................         262         223        316        281        229        248
                                                     ---------     -------    -------    -------    -------    -------
        Total retail sales........................       4,386       3,724      4,333      3,990      3,666      3,412
    On-system transportation......................       2,506       2,390      2,186      2,248      2,061      1,993
    Off-system transportation.....................       1,186       1,452      1,997      2,668      4,580      4,903
                                                     ---------     -------    -------    -------    -------    -------
        Total.....................................       8,078       7,566      8,516      8,906     10,307     10,308
                                                     ---------     -------    -------    -------    -------    -------
AVERAGE ANNUAL CONSUMPTION PER END OF PERIOD
  RESIDENTIAL CUSTOMER (THOUSAND CU. FT.).........          83          75         90         86         83         80
LEXINGTON, KENTUCKY DEGREE DAYS
    Actual........................................       4,949       4,215      4,999      4,688      4,370      4,025
    Percent of 30 year average (4,715)............       105.0        89.4      106.0       99.4       92.7       85.4
AVERAGE REVENUE PER MCF SOLD AT RETAIL ($)........        5.93        6.63       6.44       6.07       6.21       5.88
AVERAGE GAS COST PER MCF SOLD AT RETAIL ($).......        2.78        3.37       3.34       2.90       3.01       3.42

GAS SUPPLY

    Delta receives its gas supply from a combination of interstate and Kentucky sources.

    Delta's interstate gas supply is transported and stored by Tennessee Gas Pipeline Company (``Tennessee'') and Columbia Gas Transmission Corporation (``Columbia'') and is transported by Columbia Gulf Transmission Company (``Columbia Gulf''). Delta acquires its interstate gas supply from gas marketers.

    Delta's agreements with Tennessee extend until 2000 and thereafter continue on a year-to-year basis until terminated by either party. Tennessee is obligated under the agreements to transport up to approximately 17,600 Mcf per day for Delta. Delta acquires its gas for transportation by Tennessee under an agreement with a gas marketer, which agreement extends through April, 1997. During the twelve months ended March 31, 1996, Delta purchased approximately 1,644,000 Mcf from the gas marketer, which natural gas was transported by Tennessee.

    Delta's agreements with Columbia and Columbia Gulf extend until 2008 and thereafter continue on a year-to-year basis until terminated by one of the parties to the particular agreement. Columbia and Columbia Gulf are obligated under the agreements to transport up to approximately 12,000 Mcf per day. Delta acquires its gas for transportation by Columbia and Columbia Gulf under an agreement with a gas marketer, which agreement extends through April, 1997. During the twelve months ended March 31, 1996, Delta purchased a total of approximately 1,035,000 Mcf from the gas marketer, which natural gas was transported by Columbia and Columbia Gulf.

    Delta has an agreement with The Wiser Oil Company (``Wiser'') to purchase natural gas from Wiser through 1999. Delta and Wiser annually determine the daily deliverability from Wiser, and Wiser is committed to deliver that volume. Wiser currently is obligated to deliver 11,000 Mcf per day to Delta. Delta purchased approximately 1,440,000 Mcf from Wiser during the twelve months ended March 31, 1996.

    Delta has agreements with Enpro to purchase all the natural gas produced from Enpro's wells on certain leases in Bell, Knox and Whitley Counties, Kentucky. These agreements remain in force so long as gas is produced in commercial quantities from the wells on the leases. Remaining proved, developed natural gas reserves are estimated at approximately 4,700,000 Mcf. Delta purchased a total of approximately 206,000 Mcf from those properties during the twelve months ended March 31, 1996. Enpro also produces oil from certain of these leases, but oil production has not been significant.

    Delta receives gas under agreements with various other marketers, brokers and Kentucky producers, most of which are priced as short-term, or spot-market, purchases. The combined volumes of gas purchased from these sources during the twelve months ended March 31, 1996 were approximately 461,000 Mcf.

    Resources and Delgasco purchase gas under agreements with various marketers, brokers and Kentucky producers, most of which is priced as short-term, or spot-market, purchases. The gas is resold to industrial customers on Delta's system, to Delta for system supply and to others. The combined volumes of gas purchased by Resources and Delgasco from these sources during the twelve months ended March 31, 1996 were approximately 2,036,000 Mcf.

    Delta is presently developing an underground natural gas storage field with an approximate 4,000,000 Mcf capacity. See ``Business--Properties''. The estimated completion date for these facilities is by the end of 1997, and it is anticipated that this storage capability will permit Delta to purchase and store gas when prices are less expensive and to withdraw and sell the gas during the peak usage winter months.

    Although there are competitors for the acquisition of gas supplies, Delta continues to seek additional new gas supplies from all available sources, including those in the proximity of its facilities in southeastern Kentucky. Also, Resources and Delgasco continue to pursue acquisitions of new gas supplies from Kentucky producers and others.

    Some producers in Delta's service area can access certain pipeline delivery systems other than Delta, which provides competition from others for transportation of such gas. Delta will continue its efforts to purchase or transport any natural gas available that is produced in reasonable proximity to its facilities. Delta will continue to maintain an active gas supply management program that emphasizes long-term reliability and the pursuit of cost effective sources of gas for its customers.

REGULATORY MATTERS

    Delta is subject to the regulatory authority of the Public Service Commission of Kentucky (``PSC'') with respect to various aspects of Delta's business, including rates and service to retail and transportation customers. The Company monitors the need to file a general rate case as a way to adjust its sales prices and has not yet determined whether it will file a general rate case during 1996. Delta currently has no general rate cases filed with the PSC. The history of Delta's general rate cases since 1985 is as follows:

                            ANNUAL                                                               AUTHORIZED
                            REVENUE      ANNUAL REVENUE INCREASE APPROVED        TEST YEAR        RETURN ON
         DATE OF           INCREASE      ---------------------------------      (12 MONTHS         COMMON
       APPLICATION         REQUESTED       DATE EFFECTIVE        AMOUNT           ENDED)           EQUITY
    ------------------    -----------    ------------------    -----------    ---------------    -----------

    May 31, 1985          $ 1,600,000    November 15, 1985     $   452,000    March 31, 1985        15.0%

                                         December 30, 1985     $    77,000

                                         January 28, 1986      $   154,000

    December 14, 1990     $ 2,937,000    May 23, 1991          $ 2,050,000    June 30, 1990         <Fa>

- --------

<Fa> Delta requested a 14% return on common equity. The rate case was settled with all intervenors and approved by the PSC. No specific return on common equity was stated in the settlement.

    Delta currently has a Gas Cost Recovery (``GCR'') clause, which permits changes in Delta's gas costs to be reflected in the rates charged to customers. The GCR requires Delta to make quarterly filings with the PSC, but such procedure does not require a general rate case. The PSC historically has allowed Delta to recover storage costs in rates through the GCR mechanism or general rate cases.

    In addition to PSC regulation, Delta may obtain non-exclusive franchises from the cities and communities in which it operates authorizing it to place its facilities in the streets and public grounds. However, no utility may obtain a franchise until it has obtained from the PSC a Certificate of Convenience and Necessity authorizing it to bid on the franchise. Delta holds franchises in four of the ten cities in which it maintains branch offices and in six other communities it serves. In the other cities or communities, either Delta's franchises have expired, the communities do not have governmental organizations authorized to grant franchises, or the local governments have not required, or do not want to offer, a franchise. Delta attempts to acquire or reacquire franchises whenever feasible.

    Without a franchise, a local government could require Delta to cease its occupation of the streets and public grounds or prohibit Delta from extending its facilities into any new area of that city or community. To date, the absence of a franchise has had no adverse effect on Delta's operations.

PROPERTIES

    Delta owns its corporate headquarters in Winchester. In addition, Delta owns buildings used for branch operations in nine of the cities it serves and rents an office building in one other city. Also, Delta owns a building in Laurel County used for training as well as equipment and materials storage.

    The Company owns approximately 1,750 miles of natural gas gathering, transmission, distribution and service lines. These lines range in size up to eight inches in diameter.

    Delta holds leases for the storage of natural gas under approximately 8,000 acres located in Bell County, Kentucky. This property is being developed for the underground storage of natural gas and when complete is expected to have an estimated working capacity of approximately 4,000,000 Mcf of gas.

    Delta owns the rights to any oil and gas underlying approximately 3,500 acres in Bell County. Portions of these properties are used by Delta for the storage of natural gas. The maximum capacity of the storage facilities is approximately 550,000 Mcf. These properties are currently non-producing, and no reserve studies have been undertaken on the properties.

    Enpro owns interests in certain oil and gas leases relating to approximately 11,000 acres located in Bell, Knox and Whitley Counties. There presently are 56 gas wells and 7 oil wells producing from these properties. Enpro's remaining proved, developed natural gas reserves are estimated at approximately 4,700,000 Mcf. Oil production from the property has not been significant. Also, Enpro owns the oil and gas underlying approximately 11,500 additional acres in Bell, Clay and Knox Counties. These properties are currently non-producing, and no reserve studies have been performed on the properties.

    During 1994, Enpro entered an agreement with a producer relating to approximately 14,000 acres of Enpro's undeveloped holdings. Under the terms of the agreement, the producer is conducting exploration activities on the acreage. Enpro reserved the option to participate in wells drilled. Enpro also retained certain working and royalty interests in any production from future wells.

    There are no significant encumbrances on the Company's assets.

EMPLOYEES

    On March 31, 1996, Delta had 171 full-time employees. Delta considers its relationship with its employees to be satisfactory. Delta's employees are not represented by unions or subject to any collective bargaining agreements.

LEGAL PROCEEDINGS

    Delta and its subsidiaries are not parties to any legal proceedings which are expected to have a materially adverse impact on the financial condition or results of operations of the Company.

                          DESCRIPTION OF COMMON STOCK

    Delta's Articles of Incorporation presently authorize the issuance of 6,000,000 shares of Common Stock, par value $1 per share. Common shareholders are entitled to such dividends as may be declared from time to time by the Board of Directors. The Indenture under which the Debentures offered hereby are to be issued includes, among other things, a covenant whereby Delta agrees not to pay dividends on its Common Stock unless Consolidated Tangible Net Worth (consolidated shareholders' equity less intangible assets) of the Company exceeds $18,000,000. See ``Description of Debentures--Restrictive Covenants''. As of March 31, 1996, Delta's Consolidated Tangible Net Worth was $23,986,406.

    All voting power resides in the Common Stock except (a) as otherwise required by law and (b) subject to the power of the Board of Directors to grant voting rights to any series of Preferred Stock, of which 312,500 shares are authorized but none is issued and outstanding. Cumulative voting applies to the election of the Board of Directors. The Board of Directors of the Company is divided into three classes, with the classes serving staggered three-year terms and with one class being elected at each annual meeting of the Company's shareholders. Except with regard to the right to vote cumulatively for Directors, the holders of Common Stock are entitled to cast one vote per share on each matter presented to shareholders for vote.

    The Company's Articles of Incorporation require an affirmative shareholder vote of at least 80% of the outstanding shares entitled to vote to effect certain mergers, consolidations, sales of assets, liquidations or issuances of voting stock involving a holder of 10% or more of the Company's voting stock, unless such transaction is approved by the Board of Directors before the other party to the transaction becomes a 10% holder. Also, the Articles of Incorporation provide that the number of Directors as fixed by the By-laws can only be changed by at least such an 80% affirmative shareholder vote or an affirmative vote of a majority of the Board of Directors. Additionally, a Director can be removed without cause only with an affirmative shareholder vote of 80% of the outstanding shares entitled to vote.

    In the event of liquidation, the owners of the Common Stock are entitled to share pro-rata in any distribution, after payment of all debts and obligations of the Company. There are no pre-emptive rights, conversion rights, redemption provisions or sinking fund provisions applicable to the Common Stock. The issued and outstanding shares of Common Stock, including those offered hereby, are and will be fully paid and nonassessable.

    The Registrar and Transfer Agent for Delta's Common Stock is Fifth Third Bank, 38 Fountain Square Plaza, Cincinnati, Ohio 45263.

                           DESCRIPTION OF DEBENTURES

GENERAL

    The Debentures are to be issued under an Indenture dated as of July 1, 1996 (the ``Indenture''), by and between the Company and Fifth Third Bank, Cincinnati, Ohio, as Trustee. A copy of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The terms of the Debentures include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939 (the ``Trust Indenture Act'') as in effect on the date of the Indenture. Potential investors are referred to the Indenture and the Trust Indenture Act for a statement of such terms. The following statements relating to the Debentures and certain provisions of the Indenture are summaries, do not purport to be complete, and are subject to and are qualified in their entirety by reference to the provisions of the Indenture. Unless otherwise stated, capitalized terms defined in the Indenture have the same meanings when used herein.

    The Company does not intend to list the Debentures on a national securities exchange. There is presently no trading market for the Debentures, and there can be no assurance that such a market will develop or, if developed, that it will be maintained.

BOOK-ENTRY ONLY SYSTEM

    The Debentures will be issued in the aggregate initial principal amount of $15,000,000 and will be represented by one certificate (the ``Global Security'') to be registered in the name of the nominee of The Depository Trust Company (``DTC'') or any successor depository (the ``Depository''). The Depository will maintain the Debentures in denominations of $1,000 and integral multiples thereof through its book-entry facilities. In accordance with its normal procedures, the Depository will record the interests of each Depository participating firm (e.g., brokerage firm) (``Participant'') in the Debentures, whether held for its own account or as a nominee for another person.

    So long as the nominee of the Depository is the registered owner of the Debentures, such nominee will be considered the sole owner or holder of the Debentures for all purposes under the Indenture and any applicable laws, except as noted below. A Beneficial Owner, as hereinafter defined, of interests in the Debentures will not be entitled to receive a physical certificate representing such ownership interest and will not be considered an owner or holder of the Debentures under the Indenture, except as otherwise provided below. A Beneficial Owner is the person who has the right to sell, transfer or otherwise dispose of an interest in the Debentures and the right to receive the proceeds therefrom, as well as interest, principal and premium (if any) payable in respect thereof. A Beneficial Owner's interest in the Debentures will be recorded, in integral multiples of $1,000, on the records of the Participant that maintains such Beneficial Owner's account for such purpose. In turn, the Participant's interest in such Debentures will be recorded, in integral multiples of $1,000, on the records of the Depository. Therefore, the Beneficial Owner must rely on the foregoing arrangements to evidence its interest in the Debentures. Beneficial ownership of the Debentures may be transferred only by compliance with the procedures of a Beneficial Owner's Participant (e.g., brokerage firm) and the Depository.

    All rights of ownership must be exercised through the Depository and the book-entry system, except that a Beneficial Owner is entitled to exercise directly its rights under Section 316(b) of the Trust Indenture Act with respect to the payment of interest and principal on the Debentures. Notices that are to be given to registered owners by the Company or the Trustee will be given only to the Depository. It is expected that the Depository will forward the notices to the Participants by its usual procedures, so that such Participants may forward such notices to the Beneficial Owners. Neither the Company nor the Trustee will have any responsibility or obligation to assure that any notices are forwarded by the Depository to the Participants or by any Participants to the Beneficial Owners.

    DTC has advised the Company and the Underwriters as follows: DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, and a ``clearing agency'' registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities of Participants and facilitates the clearance and settlement of securities transactions among Participants in such securities transactions through electronic book-entry changes in accounts of Participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by DTC only through Participants.

INTEREST AND PAYMENT

    The Debentures will mature on August 1, 2026. The Debentures will bear interest from the date of issuance at the rate per annum stated on the cover page hereof, calculated on the basis of a 360-day year of twelve 30-day months, payable semi-annually on February 1 and August 1 of each year, commencing February 1, 1997 to the Persons in whose names the Debentures are registered at the close of business on the 15th day of the month prior to such Interest Payment Date. If any payment date would otherwise be a day that is a Legal Holiday, the payment will be postponed to the next day that is not a Legal Holiday, and no interest on such payment shall accrue for the period from and after such otherwise scheduled payment date for the purposes of the payment to be made on such next succeeding day.

    So long as the nominee of the Depository is the registered owner of the Debentures, payments of interest, principal and premium (if any) in respect of the Debentures will be made to the Depository. The Depository will be responsible for crediting the amount of such distributions to the accounts of the Participants entitled thereto, in accordance with the Depository's normal procedures. Each Participant will be responsible for disbursing such distributions to the Beneficial Owners of the interests in Debentures that it represents. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to, notices to, or payments made on account of, beneficial ownership interests in the Debentures; maintaining, supervising or reviewing any records relating to such beneficial ownership interests; the selection of any Beneficial Owner to receive payment in the event of a partial redemption of the Global Security; or consents given or other action taken on behalf of any Beneficial Owner.

REDEMPTION AT THE OPTION OF THE COMPANY

    The Debentures will be redeemable at any time on or after August 1, 2001, as a whole or in part, at the election of the Company, at a Redemption Price equal to the percentage of the principal amount set forth below if redeemed during the twelve-month period beginning August 1 of the year indicated:

                                           REDEMPTION                                              REDEMPTION
YEAR                                         PRICE %    YEAR                                         PRICE %
- ----                                       -----------  ----                                       -----------

2001....................................      105%      2004....................................      102%

2002....................................      104%      2005....................................      101%

2003....................................      103%      2006 to maturity........................      100%

    In each case, interest accrued to the Redemption Date shall also be paid. If less than all the Debentures are redeemed, the particular Debentures to be redeemed will be selected by the Trustee by lot.

    Notice of redemption will be mailed at least 30 days before the Redemption Date to each holder of Debentures to be redeemed at the holder's registered address. The Company has the right to rescind any notice of redemption at any time at least five days prior to the Redemption Date.

    On and after the Redemption Date, interest will cease to accrue on Debentures or portions thereof called for redemption, unless the Company shall default in the payment of the Redemption Price.

LIMITED RIGHT OF REDEMPTION UPON DEATH OF BENEFICIAL OWNER

    Unless the Debentures have been declared due and payable prior to their maturity by reason of an Event of Default, the Representative (as hereinafter defined) of a deceased Beneficial Owner has the right to request redemption of all or part of his interest at par, expressed in integral multiples of $1,000 principal amount, in the Debentures for payment prior to maturity, and the Company will redeem the same subject to the limitations that the Company will not be obligated to redeem during the period from the original issuance of the Debentures through and including August 1, 1997 (the ``Initial Period''), and during any twelve-month period which ends on and includes each August 1 thereafter (each such twelve-month period being hereinafter referred to as a ``Subsequent Period''), (i) any interest in the Debentures which exceeds an aggregate principal amount of $25,000 or (ii) interests in the Debentures in an aggregate principal amount exceeding $500,000. A request for redemption may be presented to the Trustee by the Representative of a deceased Beneficial Owner at any time and in any principal amount. Representatives of deceased Beneficial Owners must make arrangements with the Participant through whom such interest is owned in order that timely presentation of redemption requests can be made by the Participant and, in turn, by the Depository to the Trustee. If the Company, although not obligated to do so, chooses to redeem interests of a deceased Beneficial Owner in the Debentures in the Initial Period or in any Subsequent Period in excess of the $25,000 limitation, such redemption, to the extent that it exceeds the $25,000 limitation for any deceased Beneficial Owner, shall not be included in the computation of the $500,000 aggregate limitation for such Initial Period or such Subsequent Period, as the case may be, or for any succeeding Subsequent Period.

    Subject to the $25,000 and the $500,000 limitations, the Company will upon the death of any Beneficial Owner redeem the interest of the Beneficial Owner in the Debentures within 60 days following receipt by the Trustee of a Redemption Request, as hereinafter defined, from such Beneficial Owner's personal representative, or surviving joint tenant(s), tenant(s) by the entirety or tenant(s) in common, or other persons entitled to effect such a Redemption Request (each, a ``Representative''). If Redemption Requests exceed the aggregate principal amount of interests in Debentures required to be redeemed during the Initial Period or any Subsequent Period, then such excess Redemption Requests will be applied to successive Subsequent Periods, regardless of the number of Subsequent Periods required to redeem such interests.

    A request for redemption of an interest in the Debentures may be made by delivering a request to the Depository, in the case of a Participant which is the Beneficial Owner of such interest, or to the Participant through whom the Beneficial Owner owns such interest, in form satisfactory to the Participant, together with evidence of the death of the Beneficial Owner and evidence of the authority of the Representative satisfactory to the Participant and Trustee. A Representative of a deceased Beneficial Owner may make the request for redemption and shall submit such other evidence of the right to such redemption as the Participant or Trustee shall require. The request shall specify the principal amount of interest in the Debentures to be redeemed. A request for redemption in form satisfactory to the Participant and accompanied by the documents relevant to the request as above provided, together with a certification by the Participant that it holds the interest on behalf of the deceased Beneficial Owner with respect to whom the request for redemption is being made (a ``Redemption Request''), shall be provided to the Depository by a Participant, and the Depository will forward the request to the Trustee. Redemption Requests shall be in form satisfactory to the Trustee.

    The price to be paid by the Company for an interest in the Debentures to be redeemed pursuant to a request on behalf of a deceased Beneficial Owner is one hundred percent (100%) of the principal amount thereof plus accrued but unpaid interest to the date of payment. Subject to arrangements with the Depository, payment for interests in the Debentures which are to be redeemed shall be made to the Depository upon presentation of Debentures to the Trustee for redemption in the aggregate principal amount specified in the Redemption Requests submitted to the Trustee by the Depository which are to be fulfilled in connection with such payment. Any acquisition of Debentures by the Company or its Subsidiaries other than by redemption at the option of any Representative of a deceased Beneficial Owner shall not be included in the computation of either the $25,000 or the $500,000 limitation for the Initial Period or for any Subsequent Period.

    Interests in the Debentures held in tenancy by the entirety, joint tenancy or by tenants in common will be deemed to be held by a single Beneficial Owner and the death of a tenant in common, tenant by the entirety or joint tenant will be deemed the death of a Beneficial Owner. The death of a person who, during such person's lifetime, was entitled to substantially all of the rights of a Beneficial Owner of an interest in the Debentures will be deemed the death of the Beneficial Owner, regardless of the recordation of such interest on the records of the Participant, if such rights can be established to the satisfaction of the Participant and the Trustee. Such interest shall be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Gifts to Minors Act or the Uniform Transfers to Minors Act, community property or other joint ownership arrangements between a husband and wife (including individual retirement accounts or Keogh plans maintained solely by or for the decedent or by or for the decedent and any spouse), and trust and certain other arrangements where one person has substantially all of the rights of a Beneficial Owner during such person's lifetime.

    In the case of a Redemption Request which is presented on behalf of a deceased Beneficial Owner and which has not been fulfilled at the time the Company gives notice of its election to redeem the Debentures, the interests in the

Debentures which are the subject of such Redemption Request shall not be eligible for redemption pursuant to the Company's option to redeem but shall remain subject to fulfillment pursuant to such Redemption Request.

    Subject to the provisions of the immediately preceding paragraph, any Redemption Request may be withdrawn upon delivery of a written request for such withdrawal given to the Trustee by the Depository prior to payment for redemption of the interest in the Debentures by reason of the death of a Beneficial Owner.

    The Company is legally obligated to redeem Debentures and interests of Beneficial Owners therein properly presented for redemption pursuant to a Redemption Request in accordance with and subject to the terms, conditions and limitations of the Indenture, as summarized above. The Company's redemption obligation is not cumulative. Nothing in the Indenture prohibits the Company from redeeming, in fulfillment of Redemption Requests made pursuant to the Indenture, Debentures or interests therein of Beneficial Owners in excess of the principal amount the Company is obligated to redeem, nor does anything in the Indenture prohibit the Company from purchasing any Debentures or interests therein in the open market. However, the Company may not use any Debentures redeemed or purchased as described in the immediately preceding sentence as a credit against its redemption obligation.

    Because of the limitations of the Company's requirement to redeem, no Beneficial Owner can have any assurance that its interest in the Debentures will be paid prior to maturity.

SINKING FUND; NON-CONVERTIBILITY

    The Debentures are not subject to a sinking fund and are not convertible.

DEBENTURES UNSECURED

    The Debentures will be unsecured obligations and will rank on a parity with all of the other unsecured and unsubordinated Indebtedness of the Company outstanding from time to time. Subject only to the restrictive covenants described below (see ``Restrictive Covenants''), the Indenture does not limit the amount of Indebtedness which the Company or its Subsidiaries may incur.

RESTRICTIVE COVENANTS

    The Company covenants in the Indenture that neither the Company nor any of its Subsidiaries will create, issue, incur, guarantee or assume any Funded Indebtedness which ranks prior to or on a parity with the Debentures in right of payment, unless immediately thereafter, and after giving effect thereto and to the application of the proceeds thereof, Consolidated Net Utility Fixed Assets are at least equal to total outstanding Consolidated Funded Indebtedness. Consolidated Net Utility Fixed Assets is defined in the Indenture to include the net book value (determined in accordance with generally accepted accounting principles) of all physical property of the Company and any Subsidiary used or useful to the Company or such Subsidiary in the business of furnishing or distributing, as a public utility, gas service. Funded Indebtedness is defined in the Indenture as all Indebtedness other than Current Indebtedness and would include the Debentures. Consolidated Funded Indebtedness is defined to include Funded Indebtedness of the Company and Funded Indebtedness of Consolidated Subsidiaries. At March 31, 1996, after giving effect to the issuance of the Debentures and the Common Stock offered hereby, and the application of the proceeds therefrom, Consolidated Net Utility Fixed Assets would have exceeded Consolidated Funded Indebtedness by approximately $27,900,000.

    The Company also covenants that it will not declare or pay any dividends or make any other distribution upon its Common Stock (other than dividends and distributions payable only in shares of Common Stock) and will not directly or indirectly apply any of the assets of the Company to the redemption, retirement, purchase or other acquisition of any stock of the Company of any class, except purchases or redemptions in compliance with any mandatory sinking fund or purchase fund or redemption requirement in respect of any preferred stock of the Company, whether now or hereafter authorized or issued, unless after giving effect to such declaration, payment, distribution or application of assets the Consolidated Tangible Net Worth of the Company shall be at least equal to $18,000,000 as reflected on the Company's latest available balance sheet. Consolidated Tangible Net Worth is defined in the Indenture as the shareholders' equity of the Company, less intangible assets. At March 31, 1996, after giving effect to the issuance of the Common Stock and the Debentures, Consolidated Tangible Net Worth of the Company would have been approximately $29,668,656.

    Subject to certain exceptions described in the Indenture (including Liens to secure Indebtedness having an outstanding principal balance aggregating not more than $3,000,000), the Company also covenants that it will not issue, assume or guarantee any Indebtedness secured by a Lien (as defined in the Indenture) on any property or asset at any time owned by it, without effectively securing, prior to or concurrently with the issuance, assumption or guarantee of any such Indebtedness, the Debentures equally and ratably (or, at the Company's option, prior to) such Indebtedness.

    Except as described in the preceding three paragraphs, the Indenture does not afford any protection to holders of Debentures solely on account of the Company's involvement in highly leveraged transactions.

SUCCESSOR CORPORATION

    The Company covenants in the Indenture that it will not consolidate with, merge into or transfer or lease all or substantially all of its assets to another corporation, unless immediately after such transaction no default will exist, such corporation assumes all the obligations of the Company under the Debentures and the Indenture, and certain other requirements are met.

EVENTS OF DEFAULT; NOTICE AND WAIVER

    The following constitute events of default under the Indenture: (a) default in the payment of principal (or premium, if any) of the Debentures when due;
(b) default in the payment of any interest on the Debentures when due, continued for 30 days; (c) default in the performance of any other agreement of the Company in the Debentures or the Indenture, continued for 60 days after written notice; (d) acceleration of certain indebtedness of the Company or its Subsidiaries for borrowed money under the terms of any instrument under which indebtedness of $100,000 or more is issued or secured; and (e) certain events in bankruptcy, insolvency or reorganization.

    The Indenture provides that the Trustee will, within 90 days after the occurrence of a default, give the holders of Debentures notice of all continuing defaults (as defined) known to it; but, except in the case of a default in the payment of the principal or premium, if any, or interest in respect of any of the Debentures, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of such holders.

    If any event of default shall occur and be continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Debentures may declare the Debentures immediately due and payable. Any such acceleration may be rescinded by the holders of a majority in principal amount of the Debentures then outstanding, upon the conditions provided in the Indenture.

    An existing default and its consequences may be waived by the holders of a majority in principal amount of the Debentures, upon the conditions provided in the Indenture, other than an uncured default in payment of principal, premium, if any, or interest in respect of the Debentures, an uncured failure to make any redemption payment or an uncured default with respect to a provision which cannot be modified under the terms of the Indenture without the consent of each holder affected.

    The Indenture includes a covenant that the Company will file annually with the Trustee, within 120 days after the end of each fiscal year, a statement regarding compliance by the Company with the terms thereof and specifying any defaults by the Company of which the signers may have knowledge.

MODIFICATION OF THE INDENTURE

    Modifications and amendments of the Indenture which materially affect the rights of the holders of the Debentures may be made by the Company and the Trustee only with the consent of the holders of not less than a majority in principal amount of the Debentures then outstanding; provided that no such modification or amendment may change the stated maturity of any Debenture, or reduce the principal amount of or redemption premium, if any, or interest rate on any Debenture or change the interest payment date or otherwise modify the terms of payment of the principal of or redemption premium, if any, or interest on the Debentures, or reduce the percentage required for any consent, waiver or modification, or modify certain other provisions of the Indenture, without the consent of each holder of any Debenture affected thereby.

DISCHARGE OF THE INDENTURE

    The Indenture will be discharged and canceled upon payment of all the Debentures or upon deposit with the Trustee, within no more than one year prior to the maturity or the redemption of all the Debentures, of funds or U.S. Government Obligations sufficient to pay the principal of and premium, if any, and interest on the Debentures.

TRUSTEE

    The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the holders of Debentures before proceeding to exercise any right or power under the Indenture at the request of the holders of Debentures. The Indenture provides that the holders of a majority in principal amount of the outstanding Debentures may direct the time, method and place of conducting any proceeding and any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee.

    Fifth Third Bank (``Fifth Third''), the Trustee and Debenture Registrar under the Indenture, has its corporate trust office in Cincinnati, Ohio. Fifth Third serves as Registrar, Transfer Agent and Dividend Disbursement Agent for Delta's Common Stock as well as Agent for Delta's Dividend Reinvestment and Stock Purchase Plan.

                                 UNDERWRITING

    The Underwriters named below (the ``Underwriters'') have severally agreed, subject to the terms and conditions of the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement, to purchase from the Company the number of shares of Common Stock and the principal amounts of Debentures set forth opposite their respective names.

                                                                  NUMBER OF
                                                                   SHARES          PRINCIPAL AMOUNT
       UNDERWRITER                                             OF COMMON STOCK      OF DEBENTURES
       -----------                                             ---------------     ----------------

Edward D. Jones & Co.......................................                          $

J.J.B. Hilliard, W.L. Lyons, Inc...........................

The Ohio Company...........................................        -------           ------------

    Total..................................................        350,000           $ 15,000,000
                                                                   =======           ============

    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Common Stock and Debentures are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock and Debentures offered hereby if any are taken (other than shares of Common Stock covered by the over-allotment option described below).

    The Underwriters have advised the Company that they propose to offer the Common Stock and Debentures being purchased by them directly to the public at the initial public offering prices set forth on the cover page of this Prospectus and in part to certain securities dealers, which are members of the National Association of Securities Dealers, Inc., at such prices less a concession of $______ per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $_____ per share to other dealers. After the initial public offering, the public offering prices and concessions may be changed by the Underwriters.

    The offering of the Common Stock and Debentures is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of Common Stock or Debentures in whole or in part.

    The Company has granted to the Underwriters an option for 30 days to purchase (at the Common Stock Price to Public less the Underwriting Discount and Commissions shown on the cover page of this Prospectus) up to 50,000 additional shares of Common Stock. The Underwriters may exercise such option only to cover over-allotments of shares of Common Stock made in connection with the sale of the shares offered hereby.

    In connection with the offering made hereby, certain Underwriters and selling group members (if any), or their respective affiliates who are qualifying registered market makers on the NASDAQ system, may engage in passive market making transactions in the Common Stock on the NASDAQ system in accordance with Rule 10b-6A under the Securities Exchange Act of 1934 during the two business day period before commencement of offers or sales of Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

    The Company has agreed to indemnify the Underwriters and persons who control the Underwriters against certain liabilities that may be incurred in connection with the offering contemplated hereby, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

                                    EXPERTS

    The audited consolidated financial statements and schedules of the Company included or incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said reports, which include an explanatory paragraph with respect to the change in method of accounting for income taxes in 1993 as discussed in Note 1 to the consolidated financial statements.

                                LEGAL OPINIONS

    The validity of the Debentures and the Common Stock will be passed upon for the Company by its special counsel, Stoll, Keenon & Park, LLP, Lexington, Kentucky, and certain matters will be passed upon for the Underwriters by Armstrong, Teasdale, Schlafly & Davis, St. Louis, Missouri.

    Attorneys in the firm of Stoll, Keenon & Park, LLP who have participated in the firm's representation of Delta and members of such attorneys' immediate families own collectively 5,698 shares of Delta's Common Stock.

           DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                               PAGE
                                                                                               ----

Report of Independent Public Accountants..............................................          F-2

Consolidated Statements of Income for the Twelve Months Ended March 31, 1996
  (unaudited) and the Fiscal Years Ended June 30, 1995, 1994 and 1993 (audited).......          F-3

Consolidated Statements of Cash Flows for the Twelve Months Ended March 31, 1996
  (unaudited) and the Fiscal Years Ended June 30, 1995, 1994 and 1993 (audited).......          F-4

Consolidated Balance Sheets as of March 31, 1996 (unaudited) and June 30, 1995 and
  1994 (audited)......................................................................          F-5

Consolidated Statements of Changes in Shareholders' Equity for the Twelve Months Ended
  March 31, 1996 (unaudited) and the Fiscal Years Ended June 30, 1995, 1994 and 1993
  (audited)...........................................................................          F-6

Consolidated Statements of Capitalization as of March 31, 1996 (unaudited) and June
  30, 1995 and 1994 (audited).........................................................          F-7

Notes to Consolidated Financial Statements............................................          F-8

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Delta Natural Gas Company, Inc.:

    We have audited the accompanying consolidated balance sheets and statements of capitalization of DELTA NATURAL GAS COMPANY, INC. (a Kentucky corporation) and subsidiary companies as of June 30, 1995 and 1994, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended June 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delta Natural Gas Company, Inc. and subsidiary companies as of June 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.

    As discussed in Note 1 to the consolidated financial statements, effective July 1, 1993, the Company changed its method of accounting for income taxes.



                                         /s/ ARTHUR ANDERSEN LLP

                                         ARTHUR ANDERSEN LLP

Louisville, Kentucky
August 11, 1995

                                      DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

                                                 CONSOLIDATED STATEMENTS OF INCOME

                                                                     FOR THE
                                                                   TWELVE MONTHS
                                                                      ENDED            FOR THE FISCAL YEARS ENDED JUNE 30,
                                                                     MARCH 31,     --------------------------------------------
                                                                       1996            1995            1994            1993
                                                                   -------------   ------------    ------------    ------------
                                                                    (UNAUDITED)

OPERATING REVENUES..............................................   $ 34,380,315    $ 31,844,339    $ 34,846,941    $ 31,221,410
                                                                   ------------    ------------    ------------    ------------
OPERATING EXPENSES

    Purchased gas...............................................   $ 16,071,147    $ 15,497,156    $ 17,250,556    $ 14,234,258

    Operation and maintenance (Note 1)..........................      8,212,164       8,002,797       8,382,767       8,020,622

    Depreciation and depletion (Note 1).........................      2,382,070       2,183,558       1,977,868       1,833,072

    Taxes other than income taxes...............................        970,275         863,340         875,477         797,942

    Income taxes (Note 1).......................................      1,503,200       1,042,400       1,509,600       1,543,700
                                                                   ------------    ------------    ------------    ------------
        Total operating expenses................................   $ 29,138,856    $ 27,589,251    $ 29,996,268    $ 26,429,594
                                                                   ------------    ------------    ------------    ------------
OPERATING INCOME................................................   $  5,241,459    $  4,255,088    $  4,850,673    $  4,791,816

OTHER INCOME AND DEDUCTIONS, NET................................         28,243          50,582          34,987          39,681
                                                                   ------------    ------------    ------------    ------------
INCOME BEFORE INTEREST CHARGES..................................   $  5,269,702    $  4,305,670    $  4,885,660    $  4,831,497
                                                                   ------------    ------------    ------------    ------------
INTEREST CHARGES

    Interest on long-term debt..................................   $  1,861,577    $  1,879,442    $  1,879,526    $  1,875,901

    Other interest..............................................        638,774         419,693         243,729         258,405

    Amortization of debt expense................................         88,800          88,800          91,404          76,527
                                                                   ------------    ------------    ------------    ------------
        Total interest charges..................................   $  2,589,151    $  2,387,935    $  2,214,659    $  2,210,833
                                                                   ------------    ------------    ------------    ------------
NET INCOME......................................................   $  2,680,551    $  1,917,735    $  2,671,001    $  2,620,664
                                                                   ============    ============    ============    ============
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING............      1,877,207       1,850,986       1,775,068       1,635,945

EARNINGS PER COMMON SHARE.......................................   $       1.43    $       1.04    $       1.50    $       1.60

DIVIDENDS DECLARED PER COMMON SHARE.............................   $       1.12    $       1.12    $      1.105    $      1.085

         The accompanying notes to consolidated financial statements are an integral part of these statements.

                                      DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

                                               CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         FOR THE
                                                                          TWELVE          FOR THE FISCAL YEARS ENDED JUNE 30,
                                                                       MONTHS ENDED    -----------------------------------------
                                                                        MARCH 31,
                                                                           1996           1995           1994           1993
                                                                       ------------    -----------    -----------    -----------
                                                                       (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income......................................................   $  2,680,551    $ 1,917,735    $ 2,671,001    $ 2,620,664
    Adjustments to reconcile net income to net cash from operating activities:
        Depreciation, depletion and amortization....................      2,470,872      2,272,358      2,069,013      1,922,102
        Deferred income taxes and investment tax credits............        (82,200)       (77,000)       874,800        839,100
        Other--net..................................................        527,730        602,180        446,969        493,848
    (Increase) decrease in assets:
        Accounts receivable.........................................       (853,484)      (118,237)       802,197       (707,605)
        Materials and supplies......................................       (111,028)       173,319       (229,275)       155,358
        Prepayments.................................................         36,701       (105,903)        25,701          8,096
        Other assets................................................         15,751       (209,225)          (780)       (95,564)
    Increase (decrease) in liabilities:
        Accounts payable............................................      1,851,837       (178,609)       513,265        438,897
        Refunds due customers.......................................       (427,258)        83,572        358,270         37,226
        Accrued taxes...............................................        375,838        (72,210)       (34,543)      (162,982)
        Other current liabilities...................................        (73,995)        69,742         38,675         16,435
        Advance (deferred) recovery of gas cost.....................     (3,942,280)     2,583,128     (1,372,030)      (993,136)
        Advances for construction and other.........................          7,584          2,333          8,756         (5,416)
                                                                       ------------    -----------    -----------    -----------
            Net cash provided by operating activities...............   $  2,476,619    $ 6,943,183    $ 6,172,019    $ 4,567,023
                                                                       ------------    -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures............................................   $(11,327,477)   $(8,122,838)   $(7,374,747)   $(6,289,508)
                                                                       ------------    -----------    -----------    -----------
            Net cash used in investing activities...................   $(11,327,477)   $(8,122,838)   $(7,374,747)   $(6,289,508)
                                                                       ------------    -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Dividends on common stock.......................................   $ (2,103,594)   $(2,073,374)   $(1,972,368)   $(1,775,411)
    Issuance of common stock, net...................................        671,664        502,361      3,965,113        428,634
    Issuance of debentures, net.....................................             --             --     14,246,937             --
    Decrease in long-term debt......................................       (351,150)      (240,100)   (11,330,286)      (591,425)
    Issuance of short-term debt.....................................     23,905,000     19,495,000     20,180,000     17,615,000
    Repayment of short-term debt....................................    (13,340,000)   (16,525,000)   (23,945,000)   (13,915,000)
                                                                       ------------    -----------    -----------    -----------
            Net cash provided by financing activities...............   $  8,781,920    $ 1,158,887    $ 1,144,396    $ 1,761,798
                                                                       ------------    -----------    -----------    -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS................   $    (68,938)   $   (20,768)   $   (58,332)   $    39,313
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR........................        270,239        156,547        214,879        175,566
                                                                       ------------    -----------    -----------    -----------
CASH AND CASH EQUIVALENTS, END OF YEAR..............................   $    201,301    $   135,779    $   156,547    $   214,879
                                                                       ============    ===========    ===========    ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the year for:
        Interest....................................................   $  2,393,397    $ 2,253,472    $ 2,141,705    $ 2,107,168
        Income taxes................................................   $  1,000,586    $ 1,264,956    $   715,000    $   952,851

             The accompanying notes to consolidated financial statements are an integral part of these statements.

                                      DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

                                                    CONSOLIDATED BALANCE SHEETS

                                                                                        AS OF               AS OF JUNE 30,
                                                                                      MARCH 31,      ----------------------------
                                                                                         1996            1995            1994
                                                                                     ------------    ------------    ------------
                                                                                      (UNAUDITED)
ASSETS
    GAS UTILITY PLANT, at cost.....................................................  $ 95,017,635    $ 84,944,969    $ 77,882,135
        Less--Accumulated provision for depreciation...............................   (26,086,634)    (24,588,203)    (22,862,469)
                                                                                     ------------    ------------    ------------
            Net gas plant..........................................................  $ 68,931,001    $ 60,356,766    $ 55,019,666
                                                                                     ------------    ------------    ------------
    CURRENT ASSETS
        Cash and cash equivalents..................................................  $    201,301    $    135,779    $    156,547
        Accounts receivable, less accumulated provisions for doubtful accounts of
          $103,749, $81,608 and $131,324 as of March 31, 1996, and June 30, 1995
          and 1994, respectively...................................................     3,532,467       1,236,199       1,117,962
        Gas in storage, at average cost............................................       349,909         490,710         352,572
        Deferred gas costs (Note 1)................................................     3,506,175              --       1,471,342
        Materials and supplies, at first-in, first-out cost........................       526,717         527,442         700,761
        Prepayments................................................................       525,405         423,246         317,343
                                                                                     ------------    ------------    ------------
            Total current assets...................................................  $  8,641,974    $  2,813,376    $  4,116,527
                                                                                     ------------    ------------    ------------
OTHER ASSETS
    Cash surrender value of officers' life insurance (face amount of $1,044,355,
      $1,044,355 and $1,031,000 as of March 31, 1996 and June 30, 1995 and 1994,
      respectively)................................................................  $    295,137    $    293,116    $    269,029
    Note receivable from officer...................................................       112,000         130,000          83,000
    Unamortized debt expense and other (Note 5)....................................     2,288,857       2,355,458       2,444,258
                                                                                     ------------    ------------    ------------
        Total other assets.........................................................  $  2,695,994    $  2,778,574    $  2,796,287
                                                                                     ------------    ------------    ------------
            Total assets...........................................................  $ 80,268,969    $ 65,948,716    $ 61,932,480
                                                                                     ============    ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
    CAPITALIZATION (SEE CONSOLIDATED STATEMENTS OF CAPITALIZATION)
        Common shareholders' equity................................................  $ 23,986,407    $ 22,511,513    $ 22,164,791
        Long-term debt (Note 5)....................................................    24,976,650      23,702,200      24,500,000
                                                                                     ------------    ------------    ------------
            Total capitalization...................................................  $ 48,963,057    $ 46,213,713    $ 46,664,791
                                                                                     ------------    ------------    ------------
    CURRENT LIABILITIES
        Notes payable (Note 4).....................................................  $ 15,460,000    $  5,675,000    $  2,705,000
        Current portion of long-term debt (Note 5).................................     1,063,200       1,057,700         500,000
        Accounts payable...........................................................     3,494,601       1,955,231       2,133,840
        Accrued taxes..............................................................     1,793,307         363,948         436,158
        Refunds due customers......................................................       101,967         479,637         396,065
        Advance recovery of gas cost...............................................           --        1,111,786             --
        Customers' deposits........................................................       374,842         331,708         342,979
        Accrued interest on debt...................................................       585,926         473,001         427,338
        Accrued vacation...........................................................       445,335         454,728         454,362
        Other accrued liabilities..................................................       113,017         349,872         314,888
                                                                                     ------------    ------------    ------------
            Total current liabilities..............................................  $ 23,432,195    $ 12,252,611    $  7,710,630
                                                                                     ------------    ------------    ------------
    DEFERRED CREDITS AND OTHER
        Deferred income taxes......................................................  $  5,952,100    $  5,510,400    $  5,116,400
        Investment tax credits.....................................................       814,900         850,400         921,800
        Regulatory liability (Note 1)..............................................       889,800         912,900       1,312,500
        Advances for construction and other........................................       216,917         208,692         206,359
                                                                                     ------------    ------------    ------------
            Total deferred credits and other.......................................  $  7,873,717    $  7,482,392    $  7,557,059
                                                                                     ------------    ------------    ------------
    COMMITMENTS AND CONTINGENCIES (NOTE 6).........................................
                Total liabilities and shareholders' equity.........................  $ 80,268,969    $ 65,948,716    $ 61,932,480
                                                                                     ============    ============    ============

              The accompanying notes to consolidated financial statements are an integral part of these statements.

                                      DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

                                     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                         FOR THE
                                                                         TWELVE
                                                                         MONTHS
                                                                          ENDED          FOR THE FISCAL YEARS ENDED JUNE 30,
                                                                        MARCH 31,     -----------------------------------------
                                                                          1996           1995           1994           1993
                                                                       -----------    -----------    -----------    -----------
                                                                       (UNAUDITED)
COMMON SHARES
    Balance, beginning of year......................................   $ 1,855,760    $ 1,839,340    $ 1,648,485    $ 1,624,878
        $1.00 par value of 39,191,  29,394,  190,855 and 23,607
          shares issued during the twelve months ended March 31,
          1996 and fiscal years 1995, 1994 and 1993, respectively--
            Public issuance of common shares........................           --             --         170,000            --
            Dividend reinvestment and stock purchase plan...........        32,269         25,802         15,355         16,265
            Employee stock purchase plan and other..................         6,922          3,592          5,500          7,342
                                                                       -----------    -----------    -----------    -----------
    Balance, end of year............................................   $ 1,894,951    $ 1,868,734    $ 1,839,340    $ 1,648,485
                                                                       ===========    ===========    ===========    ===========
PREMIUM ON COMMON SHARES
    Balance, beginning of year......................................   $19,806,849    $19,532,909    $15,562,427    $15,157,400
        Premium on issuance of common shares--
            Public issuance of common shares........................           --             --       3,570,000            --
            Dividend reinvestment and stock purchase plan...........       520,431        425,357        293,782        281,074
            Employee stock purchase plan and other..................       112,043         64,377        106,700        123,953
                                                                       -----------    -----------    -----------    -----------
    Balance, end of year............................................   $20,439,323    $20,022,643    $19,532,909    $15,562,427
                                                                       ===========    ===========    ===========    ===========
CAPITAL STOCK EXPENSE
    Balance, beginning of year......................................    (1,604,792)   $(1,588,025)   $(1,391,801)   $(1,391,801)
        Issuance of common shares...................................           --         (16,767)      (196,224)           --
                                                                       -----------    -----------    -----------    -----------
    Balance, end of year............................................   $(1,604,792)   $(1,604,792)   $(1,588,025)   $(1,391,801)
                                                                       ===========    ===========    ===========    ===========
RETAINED EARNINGS
    Balance, beginning of year......................................   $ 2,679,969    $ 2,380,567    $ 1,681,934    $   836,681
        Net income..................................................     2,680,551      1,917,735      2,671,001      2,620,664
        Cash dividends declared on common shares--(See Consolidated
          Statements of Income for rates)...........................    (2,103,595)    (2,073,374)    (1,972,368)    (1,775,411)
                                                                       -----------    -----------    -----------    -----------
    Balance, end of year............................................   $ 3,256,925    $ 2,224,928    $ 2,380,567    $ 1,681,934
                                                                       ===========    ===========    ===========    ===========

             The accompanying notes to consolidated financial statements are an integral part of these statements.

                                      DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

                                             CONSOLIDATED STATEMENTS OF CAPITALIZATION

                                                                                        AS OF              AS OF JUNE 30,
                                                                                      MARCH 31,      ---------------------------
                                                                                        1996            1995            1994
                                                                                     -----------     -----------     -----------
                                                                                     (UNAUDITED)
COMMON SHAREHOLDERS' EQUITY
    Common shares, par value $1.00 per share (Notes 2 and 3)
        Authorized--6,000,000 shares
        Issued and outstanding--1,894,951, 1,868,734 and 1,839,340 shares as of
          March 31, 1996 and June 30, 1995 and 1994, respectively.................   $ 1,894,951     $ 1,868,734     $ 1,839,340
    Premium on common shares......................................................    20,439,323      20,022,643      19,532,909
    Capital stock expense.........................................................    (1,604,792)     (1,604,792)     (1,588,025)
    Retained earnings (Note 5)....................................................     3,256,925       2,224,928       2,380,567
                                                                                     -----------     -----------     -----------
        Total common shareholders' equity.........................................   $23,986,407     $22,511,513     $22,164,791
                                                                                     -----------     -----------     -----------
LONG-TERM DEBT (NOTE 5)
    Debentures, 6 5/8%, due 2023..................................................   $14,092,000     $14,561,000     $15,000,000
    Debentures, 9%, due 2011......................................................    10,000,000      10,000,000      10,000,000
    Promissory note payable, due through 2001.....................................     1,800,000             --              --
    Capital lease, due 1998.......................................................       147,850         198,900             --
                                                                                     -----------     -----------     -----------
        Total long-term debt......................................................   $26,039,850     $24,759,900     $25,000,000
    Less--Amounts due within one year, included in current liabilities............    (1,063,200)     (1,057,700)       (500,000)
                                                                                     -----------     -----------     -----------
        Net long-term debt........................................................   $24,976,650     $23,702,200     $24,500,000
                                                                                     -----------     -----------     -----------
            Total capitalization..................................................   $48,963,057     $46,213,713     $46,664,791
                                                                                     ===========     ===========     ===========

             The accompanying notes to consolidated financial statements are an integral part of these statements.

           DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (INCLUDING NOTES APPLICABLE TO UNAUDITED PERIODS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    (a) PRINCIPLES OF CONSOLIDATION--Delta Natural Gas Company, Inc. (Delta or the Company) has four wholly-owned subsidiaries. Delta Resources, Inc. (Resources) buys gas and resells it to industrial customers on Delta's system and to Delta for system supply. Delgasco, Inc. buys gas and resells it to Resources and to customers not on Delta's system. Deltran, Inc. operates underground natural gas storage facilities that it leases from Delta. Enpro, Inc. owns and operates production properties. All subsidiaries of Delta are included in the consolidated financial statements. Intercompany balances and transactions have been eliminated.

    (b) CASH EQUIVALENTS--For the purposes of the Consolidated Statements of Cash Flows, all temporary cash investments with a maturity of three months or less at the date of purchase are considered cash equivalents.

    (c) DEPRECIATION--The Company determines its provision for depreciation using the straight-line method and by the application of rates to various classes of utility plant. The rates are based upon the estimated service lives of the properties and were equivalent to composite rates of 2.8%, 2.8%, 2.7% and 2.7% of average depreciable plant for the twelve months ended March 31, 1996 and fiscal 1995, 1994 and 1993, respectively.

    (d) MAINTENANCE--All expenditures for maintenance and repairs of units of property are charged to the appropriate maintenance expense accounts. A betterment or replacement of a unit of property is accounted for as an addition and retirement of utility plant. At the time of such a retirement, the accumulated provision for depreciation is charged with the original cost of the property retired and also for the net cost of removal.

    (e) GAS COST RECOVERY--Delta has a Gas Cost Recovery (GCR) clause which provides for a dollar-tracker that matches revenues and gas costs and provides eventual dollar-for-dollar recovery of all gas costs incurred. The Company expenses gas costs based on the amount of gas costs recovered through revenue. Any differences between actual gas costs and those estimated costs billed are deferred and reflected in the computation of future billings to customers using the GCR mechanism.

    (f) REVENUE RECOGNITION--The Company records revenues as billed to its customers on a monthly meter reading cycle. At the end of each month, gas service which has been rendered from the latest date of each cycle meter reading to the month-end is unbilled.

    (g) REVENUES AND CUSTOMER RECEIVABLES --The Company supplies natural gas to approximately 36,000 customers in central and southeastern Kentucky. Revenues and customer receivables arise primarily from sales of natural gas to customers and from transportation services for others. Provisions for doubtful accounts are recorded to reflect the expected net realizable value of accounts receivable.

    (h) INCOME TAXES--The Company provides for income taxes on temporary differences resulting from the use of alternative methods of income and expense recognition for financial and tax reporting purposes. The differences result primarily from the use of accelerated tax depreciation methods for certain properties versus the straight-line depreciation method for financial purposes, differences in recognition of purchased gas cost recoveries and certain other accruals which are not currently deductible for income tax purposes. Investment tax credits were deferred for certain periods prior to fiscal 1987 and are being amortized to income over the estimated useful lives of the applicable properties.

    The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, ``Accounting for Income Taxes'', effective on July 1, 1993, as required. SFAS No. 109 adopts the liability method of accounting for income taxes, requiring deferred income tax assets and liabilities to be computed using tax rates that will be in effect when the book and tax temporary differences reverse. For regulated companies, the change in tax rates applied to accumulated deferred income taxes may not be immediately recognized in operating results because of ratemaking treatment. A regulatory liability has been established to recognize the future revenue requirement impact from these deferred taxes. As a result, the adoption of SFAS No. 109 did not have a material impact on the results of operations or financial position of the Company. The temporary differences which gave rise to the net accumulated deferred income tax liability for the periods are as follows:

                                                                                                             AS OF JUNE 30,
                                                                                                       ---------------------------
                                                                                                          1995             1994
                                                                                                       ----------       ----------
Deferred Tax Liabilities
    Accelerated depreciation........................................................................   $7,186,700       $6,257,200
    Deferred gas cost...............................................................................          --           580,400
    Debt expense....................................................................................      413,500           29,400
    Other...........................................................................................      178,900          200,000
                                                                                                       ----------       ----------
                                                                                                       $7,779,100       $7,067,000
                                                                                                       ----------       ----------
Deferred Tax Assets
    Unamortized investment tax credit...............................................................   $  335,400       $  363,600
    Regulatory liabilities..........................................................................      360,100          517,700
    Alternative minimum tax credits.................................................................      724,300          667,200
    Deferred gas cost...............................................................................      438,500              --
    Other...........................................................................................      410,400          402,100
                                                                                                       ----------       ----------
                                                                                                       $2,268,700       $1,950,600
                                                                                                       ----------       ----------
        Net accumulated deferred income tax liability...............................................   $5,510,400       $5,116,400
                                                                                                       ==========       ==========

    The components of the income tax provision are comprised of the following:

                                                                                                  AS OF JUNE 30,
                                                                                   --------------------------------------------
                                                                                      1995             1994             1993
                                                                                   ----------       ----------       ----------
Components of income tax expense:
    Payable currently:
        Federal.................................................................   $  453,900       $  306,300       $  432,300
        State...................................................................      194,500          100,800          121,900
                                                                                   ----------       ----------       ----------
            Total...............................................................   $  648,400       $  407,100       $  554,200
    Deferred to future years from:
        Use of accelerated depreciation.........................................   $  929,500       $  675,000       $  660,300
        Deferred (advance) recovery of gas cost.................................   (1,018,900)         541,200          418,000
        Other deferred tax effects, net.........................................      483,400         (113,700)         (88,800)
                                                                                   ----------       ----------       ----------
            Income tax expense..................................................   $1,042,400       $1,509,600       $1,543,700
                                                                                   ==========       ==========       ==========

    Reconciliation of the statutory federal income tax rate to the effective income tax rate is shown in the table below:

                                                                                                    FOR THE YEARS ENDED JUNE 30,
                                                                                                   ------------------------------
                                                                                                   1995         1994         1993
                                                                                                   ----         ----         ----
Statutory federal income tax rate...............................................................   34.0%        34.0%        34.0%
State income taxes net of federal benefit.......................................................    5.2          5.2          5.2
Amortization of investment tax credit...........................................................   (2.4)        (1.8)        (1.7)
Other differences--net..........................................................................    (.9)         (.9)         --
                                                                                                   ----         ----         ----
Effective income tax rate.......................................................................   35.9%        36.5%        37.5%
                                                                                                   ====         ====         ====

(2) EMPLOYEE BENEFITS PLANS:

    (a) DEFINED BENEFIT RETIREMENT PLAN--Delta has a trusteed, noncontributory, defined benefit pension plan covering all eligible employees. Retirement income is based on the number of years of service and annual rates of compensation. The Company makes annual contributions equal to the amounts necessary to fund the plan adequately. The funded status of the pension plan and the amounts recognized in the Company's consolidated balance sheets at June 30 were as follows:

                                                                                     1995              1994             1993
                                                                                  -----------       ----------       -----------
Plan assets at fair value......................................................   $ 5,358,108       $5,251,296       $ 4,931,658
                                                                                  -----------       ----------       -----------
Actuarial present value of benefit obligation:
    Vested benefits............................................................   $ 3,605,363       $4,114,517       $ 4,042,029
    Non-vested benefits........................................................        21,742           30,562            37,777
                                                                                  -----------       ----------       -----------
Accumulated benefit obligation.................................................   $ 3,627,105       $4,145,079       $ 4,079,806
Additional amounts related to projected salary increases.......................     1,638,014        1,734,413         1,881,303
                                                                                  -----------       ----------       -----------
    Total projected benefit obligation.........................................   $ 5,265,119       $5,879,492       $ 5,961,109
                                                                                  -----------       ----------       -----------
Plan assets in excess of (less than) projected benefit obligation..............   $    92,989       $ (628,196)      $(1,029,451)
Unrecognized net assets at date of initial application being amortized over 15
  years........................................................................      (296,759)        (339,153)         (381,547)
Unrecognized net loss..........................................................       286,557          950,735         1,407,072
                                                                                  -----------       ----------       -----------
    Accrued pension asset (liability)..........................................   $    82,787       $  (16,614)      $    (3,926)
                                                                                  ===========       ==========       ===========

    The assets of the plan consist primarily of common stock, bonds and certificates of deposit. Pension expense for the twelve months ended March 31, 1996 was $336,554. Net pension costs for the years ended June 30 include the following:

                                                                                     1995             1994             1993
                                                                                   ---------        ---------        ---------
Benefits earned during the year--service cost..................................    $ 432,546        $ 455,097        $ 401,054
Interest cost on projected benefit obligation..................................      382,167          357,372          317,897
Actual return on plan assets...................................................     (623,972)         (45,100)        (356,971)
Net amortization and deferral..................................................      185,660         (353,530)         (24,856)
                                                                                   ---------        ---------        ---------
    Net periodic pension cost..................................................    $ 376,401        $ 413,839        $ 337,124
                                                                                   =========        =========        =========

    The weighted average discount rates and the assumed rates of increase in future compensation levels used in determining the actuarial present values of the projected benefit obligation at June 30, 1995, 1994 and 1993 were 7.0%, 6.5% and 6.0%, respectively (discount rates), and 4% (rates of increase). The expected long-term rates of return on plan assets were 8%.

    SFAS No. 106, ``Employers' Accounting for Post-Retirement Benefits'', and SFAS No. 112, ``Employers' Accounting for Post-Employment Benefits'', did not affect the Company, as Delta does not provide benefits for post-retirement or post-employment other than the pension plan for retired employees.

    (b) EMPLOYEE SAVINGS PLAN--The Company has an Employee Savings Plan (Savings Plan) under which eligible employees may elect to contribute any whole percentage between 2% and 15% of their annual compensation. The Company will match 50% of the employee's contribution up to a maximum Company contribution of 2% of the employee's annual compensation through June 30, 1996. The maximum Company contribution has been increased to 2 1/2% effective July 1, 1996. For the twelve months ended March 31, 1996 and the fiscal years ended June 30, 1995, 1994 and 1993, Delta's Savings Plan expense was $110,928, $112,379,
$106,863 and $93,749, respectively.

    (c) EMPLOYEE STOCK PURCHASE PLAN--The Company has an Employee Stock Purchase Plan (Stock Plan) under which qualified permanent employees are eligible to participate. Under the terms of the Stock Plan, such employees can contribute on a monthly basis 1% of their annual salary level (as of July 1 of each year) to be used to purchase Delta's common stock. The Company issues Delta common stock, based upon the fiscal year contributions, using an average of the last sale price of Delta's stock as quoted in NASDAQ's National Market System at the close of business for the last five business days in June and matches those shares so purchased. Therefore, stock equivalent to approximately $99,400 was issued in July, 1995. The continuation and terms of the Stock Plan are subject to approval by Delta's Board of Directors on an annual basis. Delta's Board has continued the Stock Plan through June 30, 1997.

(3) DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN:

    The Company's Dividend Reinvestment and Stock Purchase Plan (Reinvestment
Plan) provides that shareholders of record can reinvest dividends and also make additional investments of up to $50,000 per year in shares of common stock of the Company. Shares purchased under the Reinvestment Plan are authorized but unissued shares of common stock of the Company, and 32,269 shares were issued during the twelve months ended March 31, 1996. Delta registered with the Securities and Exchange Commission 200,000 shares under the Reinvestment Plan in December, 1994, and, as of March 31, 1996 there were 162,420 shares still available for issuance.

(4) NOTES PAYABLE AND LINE OF CREDIT:

    Substantially all of the cash balances of Delta are maintained to compensate the respective banks for banking services and to obtain lines of credit; however, no specific amounts have been designated as compensating balances, and Delta has the right of withdrawal of such funds. At March 31, 1996, the available line of credit was $20,000,000, ($15,000,000 at June 30, 1995 and 1994) of which 15,460,000, $5,675,000 and $2,705,000 had been borrowed at an interest rate of 6.585%, 6.935% and 5.5%, respectively. The maximum amount borrowed during the twelve months ended March 31, 1996 and the year ended June 30, 1995 was $15,460,000 and $8,430,000, respectively. The interest on this line is, at the option of Delta, either at the daily prime rate or is based upon certificate of deposit rates. The current line of credit expires on November 15, 1996.

(5) LONG-TERM DEBT:

    On October 18, 1993, Delta issued $15,000,000 of 6 5/8% Debentures that mature in October, 2023. Each holder may require redemption of up to $25,000 of the 6 5/8% Debentures annually, subject to an annual aggregate limitation of $500,000. Such redemption will also be made on behalf of deceased holders within 60 days of notice, subject to the annual aggregate $500,000 limitation. The 6 5/8% Debentures can be redeemed by the Company beginning in October, 1998 at a 5% premium, such premium declining ratably until it ceases in October, 2003. Restrictions under the indenture agreement covering the 6 5/8% Debentures include, among other things, a restriction whereby dividend payments cannot be made unless consolidated shareholders' equity of the company exceeds $12,000,000. As of March 31, 1996, no retained earnings were restricted under the provisions of the indenture.

    On May 1, 1991, Delta issued $10,000,000 of 9% Debentures that mature in April, 2011. Each holder may require redemption of up to $25,000 of the 9% Debentures annually, subject to an annual aggregate limitation of $500,000. Such redemption will also be made on behalf of deceased holders within 60 days of notice, subject to the annual aggregate $500,000 limitation. The 9% Debentures can be redeemed by the Company beginning in April, 1996 at a 5% premium, such premium declining ratably until it ceases in April, 2001. The Company may not assume any additional mortgage indebtedness in excess of $1 million without effectively securing the 9% Debentures equally to such additional indebtedness.

    Debt issuance expenses are deferred and amortized over the terms of the related debt. Call premium in 1994 of approximately $475,000 was deferred and is being amortized over the term of the related debt consistent with regulatory treatment.

    A promissory note was issued by Delta on November 10, 1995 in the amount of $1,800,000, payable in three installments of $400,000 in 1997, $700,000 in 1999 and $700,000 in 2001. The note was issued when Delta purchased leases and depleted gas wells to develop them for the underground storage of natural gas. Delta secured the promissory note by escrow of 102,858 shares of Delta's common stock, which would be issued to the holder of the note in the event of default in payment by Delta.

    A capital lease of computer equipment, entered into during June, 1995, requires principal payments of approximately $57,700 in 1996, $66,000 in 1997 and $75,200 in 1998.

(6) COMMITMENTS AND CONTINGENCIES:

    The Company has entered into individual employment agreements with its five officers. The agreements expire or may be terminated at various times. The agreements provide for continuing monthly payments or lump sum payments and continuation of certain benefits over varying periods in the event employment is altered or terminated following certain changes in ownership of the Company.

(7) RATES:

    Reference is made to ``Regulatory Matters'' herein with respect to rate matters.

(8) QUARTERLY FINANCIAL DATA (UNAUDITED):

    The quarterly data reflects, in the opinion of management, all normal recurring adjustments necessary to present fairly the results for the interim periods.

                                                                                                                      EARNINGS
                                                                                  OPERATING           NET            (LOSS) PER
                                                                 OPERATING          INCOME           INCOME            COMMON
QUARTER ENDED                                                     REVENUES          (LOSS)           (LOSS)           SHARE<Fa>
- -------------                                                   ------------      ----------       ----------        ----------
FISCAL 1996
    September 30.............................................   $  3,774,849      $ (147,522)      $ (760,662)         $ (.41)
    December 31..............................................      8,406,787       1,381,803          649,089             .34
    March 31.................................................     16,023,581       3,421,608        2,729,444            1.44

FISCAL 1995
    September 30.............................................   $  3,634,262      $  (45,141)      $ (633,058)         $ (.34)
    December 31..............................................      7,131,698         822,241          228,119             .12
    March 31.................................................     14,903,281       2,842,418        2,255,994            1.22
    June 30..................................................      6,175,098         635,570           66,680             .04

FISCAL 1994
    September 30.............................................   $  3,585,499      $   11,056       $ (542,285)         $ (.33)
    December 31..............................................      7,814,638       1,117,871          578,448             .32
    March 31.................................................     16,494,674       3,270,274        2,713,563            1.48
    June 30..................................................      6,952,130         451,472          (78,725)           (.04)

- --------

<Fa>       Quarterly earnings per share may not equal annual earnings per share due to changes in shares outstanding.

(9) UNDERGROUND STORAGE ACQUISITION (UNAUDITED)

    On November 10, 1995, Delta acquired interests, primarily consisting of leases and depleted gas wells, in certain property located in Bell County, Kentucky to be developed for the underground storage of natural gas. This acquisition continues Delta's effort to provide for enhanced supply security and system flexibility. The storage field includes approximately 8,000 acres and is expected to have an estimated working capacity of approximately 4 million Mcf of gas, which will be utilized to provide supply to the Company's customers during the winter heating months. The purchase price of $2,800,000 consists of $1,000,000 cash and a $1,800,000 promissory note payable in three installments through 2001. Delta secured the promissory note by escrow of 102,858 shares of Delta's common stock, which would be issued to the holder of the note in the event of default in payment by Delta.

===============================================================================

  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY STATE OR JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH STATE OR JURISDICTION. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME OR ANY SALES MADE HEREUNDER SHALL NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                          --------------------------

                        TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Available Information..................................          2
Incorporation of Certain Documents by Reference........          2
Prospectus Summary.....................................          3
The Company............................................          5
System Map.............................................          5
Special Factors Affecting the Gas Utility Industry.....          6
Use of Proceeds and Capital Expenditures...............          6
Price Range of Common Stock and Dividends..............          7
Consolidated Capitalization............................          8
Selected Consolidated Financial Information............          9
Management's Discussion and Analysis of Financial
  Condition and Results of Operations..................         10
Business...............................................         12
Description of Common Stock............................         16
Description of Debentures..............................         17
Underwriting...........................................         22
Experts................................................         23
Legal Opinions.........................................         23
Index to Consolidated Financial Statements.............        F-1
Report of Independent Public Accountants...............        F-2
Consolidated Financial Statements......................        F-3

===============================================================================

===============================================================================

                               DELTA NATURAL GAS
                                 COMPANY, INC.

                                     DELTA

                        350,000 SHARES OF COMMON STOCK

                                  $15,000,000

                           ----% DEBENTURES DUE 2026

                              -------------------
                                  PROSPECTUS
                              -------------------


                             EDWARD D. JONES & CO.

                       J.J.B. HILLIARD, W.L. LYONS, INC.

                               THE OHIO COMPANY



                                             , 1996

===============================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth all expenses in connection with the issuance and distribution of the securities being registered. Except for the registration fee, NASD filing fee and initial Trustee fee, all the amounts shown are estimates.

Registration Fee...................................................   $  7,345

NASD Filing Fee....................................................      2,630

Blue Sky Fees and Expenses.........................................      3,000

Accounting Fees....................................................     10,000

Legal Fees.........................................................     25,000

Printing...........................................................     20,000

Initial Trustee Fee................................................      5,000

Miscellaneous Expenses.............................................      2,025
                                                                      --------
    Total..........................................................   $ 75,000
                                                                      ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Kentucky law permits a corporation to provide insurance for directors and officers against claims arising out of their services in those capacities and permits a corporation to provide indemnification in certain instances for claims arising out of actions undertaken by directors and officers. Under agreements with its Officers, Delta has agreed to indemnify the Officers against liability for actions taken by them in good faith while performing services for Delta and has agreed to pay legal expenses arising from any such proceedings. Delta's By-Laws provide for such indemnification by Delta for all Directors and Officers. Delta also provides Directors and Officers with indemnification insurance coverage with limits up to $10,000,000.

ITEM 16. EXHIBITS.

 EXHIBIT
 -------

 1(a)      Form of Underwriting Agreement.

 4(a)      The Indenture dated April 1, 1991 in respect of 9% Debentures, due 2011, is incorporated herein by reference to Exhibit
           4(d) to Delta's Form S-2 dated April 24, 1991.

 4(b)      The Indenture dated September 1, 1993, in respect of 6 5/8% Debentures, due 2023, is incorporated herein by reference to
           Exhibit 4(d) to Delta's Form S-2 dated September 2, 1993.

 4(c)      Form of Indenture between Delta and Fifth Third Bank, as Trustee (including the Form of Debenture).

 5         Opinion of Stoll, Keenon & Park, LLP concerning legality.

10(a)      Certain of Delta's material natural gas supply contracts are incorporated herein by reference to Exhibit 10 to Delta's
           Form 10 for the year ended June 30, 1978 and by reference to Exhibits (C) and (D) to Delta's Form 10-K for the year ended June 30, 1980.

10(b)      Gas Purchase Contract between Delta and Wiser is incorporated herein by reference to Exhibit 2(C) to Delta's Form 8-K dated February 9, 1981.

10(c)      Assignment to Delta by Wiser of its Columbia Service Agreement, including a copy of the Service Agreement, is incorporated herein by reference to Exhibit 2(D) to Delta's Form 8-K dated February 9, 1981.


                                     II-1


 EXHIBIT
 -------

10(d)      Contract between Tennessee and Delta for the sale of gas by Tennessee to Delta (amends earlier contract for
           Nicholasville and Wilmore Service Areas) is incorporated herein by reference to Exhibit 10(d) to Delta's Form 10-Q for the period ended September 30, 1990.

10(e)      Contract between Tennessee and Delta for the sale of gas by Tennessee to Delta (amends earlier contract for
           Jeffersonville Service Area) is incorporated herein by reference to Exhibit 10(e) to Delta's Form 10-Q for the period ended September 30, 1990.

10(f)      Contract between Tennessee and Delta for the sale of gas by Tennessee to Delta (amends earlier contract for Salt Lick
           Service Area) is incorporated herein by reference to Exhibit 10(f) to Delta's Form 10-Q for the period ended September
           30, 1990.

10(g)      Contract between Tennessee and Delta for the sale of gas by Tennessee to Delta (amends earlier contract for Berea
           Service Area) is incorporated herein by reference to Exhibit 10(g) to Delta's Form 10-Q for the period ended September
           30, 1990.

10(h)      Service agreements between Columbia and Delta for the sale of gas by Columbia to Delta (amends earlier service agreements for Cumberland, Stanton and Owingsville Service Areas) are incorporated herein by reference to Exhibit 10(h)
           to Delta's Form 10-Q for the period ended September 30, 1990.

10(i)      Amendment to Gas Purchase Contract between Delta and Wiser is incorporated herein by reference to Exhibit 10(c) to
           Delta's Form 10-Q for the period ended December 31, 1988.

10(j)      Second amendment to Gas Purchase Contract between Delta and Wiser is incorporated herein by reference to Exhibit 10(j)
           to Delta's Form 10-K for the year ended June 30, 1993.

10(k)      Employment agreement between Delta and Alan L. Heath, an officer, is incorporated herein by reference to Exhibit 10(k)
           to Delta's Form 10-Q for the period ended December 31, 1985.

10(l)      Employment agreements between Delta and two officers, those being John F. Hall and Robert C. Hazelrigg, are incorporated herein by reference to Exhibit 10(m) to Delta's Form 10-Q for the period ended December 31, 1988.

10(m)      Employment agreement dated May 31, 1995 between Delta and Glenn R. Jennings, an officer, is incorporated herein by reference to Exhibit 10(m) to Delta's Form 10-K for the year ended June 30, 1995.

10(n)      Employment agreement dated June 19, 1995 between Delta and Johnny L. Caudill, an officer, is incorporated herein by reference to Exhibit 10(n) to Delta's Form 10K for the year ended June 30, 1995.

12         Computation of the consolidated ratio of earnings to fixed charges.

13(a)      Delta's Form 10-K for the period ended June 30, 1995, is incorporated herein by reference.

13(b)      Delta's Form 10-Q for the period ended September 30, 1995, is incorporated herein by reference.

13(c)      Delta's Form 10-Q for the period ended December 31, 1995, is incorporated herein by reference.

13(d)      Delta's Form 10-Q for the period ended March 31, 1996, is incorporated herein by reference.

23(a)      Consent of Arthur Andersen LLP.

23(b)      Consent of Stoll, Keenon & Park, LLP is contained in its opinion letter filed as Exhibit 5.

24         Power of Attorney is included with the signature page in Part II of this filing.

25         Statement of eligibility of Trustee.

ITEM 17. UNDERTAKINGS.

    (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, Officers and controlling persons of the registrant pursuant to the provisions referred to in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a Director, Officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such Director, Officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (b) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winchester, State of Kentucky, on the 17th day of June, 1996.

                                         DELTA NATURAL GAS COMPANY, INC.


                                         By:    /s/ GLENN R. JENNINGS
                                            -----------------------------------
                                                   Glenn R. Jennings
                                         President and Chief Executive Officer


                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Glenn R. Jennings, John F. Hall, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                  /s/ H. D. PEET                     Chairman of the Board                         June 17, 1996
- --------------------------------------------------
                    H. D. Peet

               /s/ GLENN R. JENNINGS                 President and Chief Executive Officer         June 17, 1996
- --------------------------------------------------     and Director
                 Glenn R. Jennings

                 /s/ JOHN F. HALL                    Vice President-Finance, Secretary and         June 17, 1996
- --------------------------------------------------     Treasurer
                   John F. Hall

                /s/ DONALD R. CROWE                  Director                                      June 17, 1996
- --------------------------------------------------
                  Donald R. Crowe

                /s/ BILLY JOE HALL                   Director                                      June 17, 1996
- --------------------------------------------------
                  Billy Joe Hall

                /s/ JANE W. HYLTON                   Director                                      June 17, 1996
- --------------------------------------------------
                  Jane W. Hylton

                /s/ VIRGIL E. SCOTT                  Director                                      June 17, 1996
- --------------------------------------------------
                  Virgil E. Scott

               /s/ HENRY C. THOMPSON                 Director                                      June 17, 1996
- --------------------------------------------------
                 Henry C. Thompson

             /s/ ARTHUR E. WALKER, JR.               Director                                      June 17, 1996
- --------------------------------------------------
               Arthur E. Walker, Jr.

                                              EXHIBIT INDEX

     EXHIBIT
       NO.                                 DESCRIPTION                                          PAGE
     -------                               -----------                                          ----

        1(a) Form of Underwriting Agreement.

        4(a) The Indenture dated April 1, 1991 in respect of 9% Debentures, due 2011, is incorporated herein by reference to Exhibit 4(d) to Delta's Form S-2 dated
              April 24, 1991.

        4(b) The Indenture dated September 1, 1993, in respect of 6 5/8% Debentures, due
              2023, is incorporated herein by reference to Exhibit 4(d) to Delta's Form S-2 dated September 2, 1993.

        4(c) Form of Indenture between Delta and Fifth Third Bank, as Trustee (including the
              Form of Debenture).

        5   Opinion of Stoll, Keenon & Park, LLP concerning legality.

       10(a) Certain of Delta's material natural gas supply contracts are incorporated herein by reference to Exhibit 10 to Delta's Form 10 for the year ended June 30, 1978 and by reference to Exhibits (C) and (D) to Delta's Form 10-K for the year ended June 30, 1980.

       10(b) Gas Purchase Contract between Delta and Wiser is incorporated herein by reference to Exhibit 2(C) to Delta's Form 8-K dated February 9, 1981.

       10(c) Assignment to Delta by Wiser of its Columbia Service Agreement, including a copy of the Service Agreement, is incorporated herein by reference to Exhibit 2(D)
              to Delta's Form 8-K dated February 9, 1981.

       10(d) Contract between Tennessee and Delta for the sale of gas by Tennessee to Delta
              (amends earlier contract for Nicholasville and Wilmore Service Areas) is incorporated herein by reference to Exhibit 10(d) to Delta's Form 10-Q for the period ended September 30, 1990.

       10(e) Contract between Tennessee and Delta for the sale of gas by Tennessee to Delta
              (amends earlier contract for Jeffersonville Service Area) is incorporated herein by reference to Exhibit 10(e) to Delta's Form 10-Q for the period ended
              September 30, 1990.

       10(f) Contract between Tennessee and Delta for the sale of gas by Tennessee to Delta
              (amends earlier contract for Salt Lick Service Area) is incorporated herein by reference to Exhibit 10(f) to Delta's Form 10-Q for the period ended September
              30, 1990.

       10(g) Contract between Tennessee and Delta for the sale of gas by Tennessee to Delta
              (amends earlier contract for Berea Service Area) is incorporated herein by reference to Exhibit 10(g) to Delta's Form 10-Q for the period ended September
              30, 1990.

       10(h) Service agreements between Columbia and Delta for the sale of gas by Columbia to
              Delta (amends earlier service agreements for Cumberland, Stanton and
              Owingsville Service Areas) are incorporated herein by reference to Exhibit
              10(h) to Delta's Form 10-Q for the period ended September 30, 1990.

       10(i) Amendment to Gas Purchase Contract between Delta and Wiser is incorporated herein by reference to Exhibit 10(c) to Delta's Form 10-Q for the period ended
              December 31, 1988.

       10(j) Second amendment to Gas Purchase Contract between Delta and Wiser is incorporated herein by reference to Exhibit 10(j) to Delta's Form 10-K for the year ended June 30, 1993.

       10(k) Employment agreement between Delta and Alan L. Heath, an officer, is incorporated herein by reference to Exhibit 10(k) to Delta's Form 10-Q for the period ended December 31, 1985.

       10(l) Employment agreements between Delta and two officers, those being John F. Hall and Robert C. Hazelrigg, are incorporated herein by reference to Exhibit 10(m)
              to Delta's Form 10-Q for the period ended December 31, 1988.

                                     II-5

                                      EXHIBIT INDEX (CONTINUED)

     EXHIBIT
       NO.                                    DESCRIPTION                                       PAGE
     -------                                  -----------                                       ----

       10(m) Employment agreement dated May 31, 1995 between Delta and Glenn R. Jennings, an officer, is incorporated herein by reference to Exhibit 10(m) to Delta's Form
              10-K for the year ended June 30, 1995.

       10(n) Employment agreement dated June 19, 1995 between Delta and Johnny L. Caudill, an officer, is incorporated herein by reference to Exhibit 10(n) to Delta's Form
              10K for the year ended June 30, 1995.

       12   Computation of the consolidated ratio of earnings to fixed charges.

       13(a) Delta's Form 10-K for the period ended June 30, 1995, is incorporated herein by reference.

       13(b) Delta's Form 10-Q for the period ended September 30, 1995, is incorporated herein by reference.

       13(c) Delta's Form 10-Q for the period ended December 31, 1995, is incorporated herein by reference.

       13(d) Delta's Form 10-Q for the period ended March 31, 1996, is incorporated herein by reference.

       23(a) Consent of Arthur Andersen LLP.

       23(b) Consent of Stoll, Keenon & Park, LLP is contained in its opinion letter filed as
              Exhibit 5.

       24   Power of Attorney is included with the signature page in Part II of this filing.

       25   Statement of eligibility of Trustee.



                                     II-6